FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

<u>Financial Asset Securities Corp.</u>	**<u>0001003197</u>**
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
<u>Form 8-K, June 8, 2005, Series 2005-2</u>	**<u>333-121661-01</u>**

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: June 8, 2005

FINANCIAL ASSET SECURITIES CORP.

By: ______________________

Name: Frank Skibo

Title: Managing Director

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

Meritage Mortgage Loan Trust 2005-2

Meritage
Mortgage Corporation

$332,927,000 (Approximate)

Financial Asset Securities Corp.
Depositor

Saxon Mortgage Services, Inc.
Servicer

Meritage Mortgage Corporation
Originator

Greenwich Capital Markets, Inc.
Underwriter

JPMorgan Securities Inc.
Co-Underwriter

RBS Greenwich Capital

Preliminary Term Sheet ***Date Prepared: June 7, 2005***

Meritage Mortgage Loan Trust 2005-2

$332,927,000 (Approximate)

Publicly Offered Certificates

Class[1,3]	Principal Amount ($)	WAL (Years) Call/Mat[2]	Payment Window (Mths) Call/Mat[2]	Certificate Type	Expected Rating Moody's/S&P/Dominion/Fitch
I-A1	284,573,000	Not Marketed Hereby		Floating Rate Senior	Aaa/AAA/AAA/AAA
II-A1	90,919,000	1.20 / 1.20	1-23 / 1-23	Floating Rate Senior	Aaa/AAA/AAA/AAA
II-A2	96,851,000	3.02 / 3.02	23-68 / 23-68	Floating Rate Senior	Aaa/AAA/AAA/AAA
II-A3	19,382,000	6.44 / 7.94	68-79 / 68-164	Floating Rate Senior	Aaa/AAA/AAA/AAA
M-1	26,000,000	4.71 / 5.15	41-79 / 41-152	Floating Rate Subordinate	Aa1/AA+/AA (high)/AA+
M-2	23,075,000	4.68 / 5.11	40-79 / 40-142	Floating Rate Subordinate	Aa2/AA+/AA/AA
M-3	14,300,000	4.66 / 5.07	39-79 / 39-136	Floating Rate Subordinate	Aa3/AA/AA(low)/AA
M-4	13,650,000	4.65 / 5.06	38-79 / 38-132	Floating Rate Subordinate	A1/AA/A(high)/A+
M-5	11,050,000	4.64 / 5.02	38-79 / 38-127	Floating Rate Subordinate	A2/AA-/A(high)/A
M-6	11,050,000	4.64 /5.00	38-79 / 38-123	Floating Rate Subordinate	A3/A+/A/A-
M-7	10,725,000	4.64 / 4.98	38-79 / 38-117	Floating Rate Subordinate	Baa1/A/A(low)/BBB+
M-8	7,150,000	4.62 / 4.93	37-79 / 37-111	Floating Rate Subordinate	Baa2/A-/BBB(high)/BBB+
M-9	8,775,000	4.62 /4.89	37-79 / 37-106	Floating Rate Subordinate	Baa3/BBB+/BBB/BBB
M-10	5,525,000	Not Marketed Hereby		Floating Rate Subordinate	NR/BBB/BBB/BBB-
M-11	8,125,000	Not Marketed Hereby		Floating Rate Subordinate	NR/BBB-/BBB(low)/NR
B-1[4]	7,800,000	Not Marketed Hereby		Floating Rate Subordinate	NR/BB+/BB(high)/NR
B-2[4]	7,800,000	Not Marketed Hereby		Floating Rate Subordinate	NR/BB/NR/NR
Total	**$646,750,000**				

(1) The Class I-A1 Certificates are backed primarily by the cash flow from the Group I Mortgage Loans (as defined herein), and the Class II-A1, Class II-A2 and Class II-A3 Certificates are backed primarily by the cash flow from the Group II Mortgage Loans (as defined herein). The Subordinate Certificates as defined herein are backed by the cash flows from the Group I Mortgage Loans and the Group II Mortgage Loans. The certificate principal balance of each class of Offered Certificates (as defined herein) is subject to a 10% variance.

(2) The WAL and Payment Windows for the Offered Certificates are shown to the Clean-up Call Date (as described herein) and to maturity. See "Pricing Prepayment Speed" herein.

(3) The Class I-A1, Class II-A1, Class II-A2,Class II-A3, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, and Class M-9 Certificates are priced to the Clean-up Call Date and the Class M-10, Class M-11, Class B-1 and Class B-2 Certificates are priced to maturity. The margin on the Class A Certificates will double and the margin on the Subordinate Certificates will be equal to 1.5x the original margin after the Clean-up Call Date.

(4) The Class M-10, Class M-11, Class B-1 and Class B-2 Certificates will be offered privately pursuant to Rule 144A of the Securities Act of 1933 to "Qualified Institutional Buyers".

Depositor:	Financial Asset Securities Corp.
Seller:	Greenwich Capital Financial Products, Inc., a Delaware corporation.
Servicer:	Saxon Mortgage Services, Inc.
Underwriter:	Greenwich Capital Markets, Inc. ("***RBS Greenwich Capital***")
Co-Underwriter:	JPMorgan Securities Inc.
Trustee:	[Deutsche Bank National Trust Company].
Originator:	Meritage Mortgage Corporation.
Certificates:	The Class I-A1 Certificates (the "***Group I Certificates***"), the Class II-A1, Class II-A2, and Class II-A3 Certificates (the "***Group II Certificates***"; and together with the Group I Certificates, the "***Senior Certificates***"), the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9, Class M-10 and Class M-11 Certificates (together, the "***Class M Certificates***"), the Class B-1 and the Class B-2 Certificates (together, with the Class M Certificates the "***Subordinate Certificates***"). The Senior Certificates along with the Subordinate Certificates (not including the Class M-10 and Class M-11) are referred to herein as the "***Offered Certificates.***" The Class M-10, Class M-11, Class B-1 and Class B-2 Certificates will be offered privately pursuant to Rule 144A of the Securities Act of 1933 to "Qualified Institutional Buyers".
Federal Tax Status:	The Offered Certificates will represent ownership of REMIC regular interests for tax purposes.
Registration:	The Offered Certificates will be available in book-entry form through DTC and, upon request, through Clearstream, Luxembourg and the Euroclear System.
Statistical Calculation Date:	Various Dates.
Cut-off Date:	The close of business on June 1, 2005.
Expected Pricing Date:	On or about June [10], 2005.
Expected Closing Date:	On or about June 22, 2005.
Distribution Date:	The 25th day of each month (or if not a business day, the next succeeding business day) commencing in July 2005.
Accrued Interest:	The price to be paid by investors for the Offered Certificates will not include accrued interest (settling flat).

Interest Accrual Period: The interest accrual period for each Distribution Date will be the period beginning with the previous Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the day prior to such Distribution Date (on an actual/360 basis).

ERISA Eligibility: The Offered Certificates (other than the Class B-1 and Class B-2 Certificates) are expected to be ERISA eligible.

SMMEA Eligibility: The Offered Certificates will not constitute "mortgage related securities" for purposes of SMMEA.

Representations and Warranties: The Seller and/or the Originator will make certain representations and warranties with respect to the Mortgage Loans as of the Closing Date, including, but not limited to, the following:

(i) All Mortgage Loans were originated in compliance with all applicable laws, including, but not limited to, all applicable anti-predatory lending laws; and

(ii) no Mortgage Loan is a High Cost Loan or a Covered Loan, as applicable (as such terms are defined in Standard & Poor's LEVELS Version 5.6 Glossary Revised, Appendix E).

Optional Termination: The terms of the transaction allow for an optional call of the Mortgage Loans and the retirement of the Offered Certificates (the "***Clean-up Call***"), which may be exercised once the aggregate principal balance of the Mortgage Loans is less than or equal to 10% of the sum of (i) the aggregate principal balance of the Initial Mortgage Loans as of the Cut-off Date, and (ii) the Pre-funding Amount on the Closing Date (such date is referred to herein as the "***Clean-up Call Date***").

Pricing Prepayment Speed: The Offered Certificates will be priced based on the following collateral prepayment assumptions:

FRM Loans: 115% PPC (100% PPC: 4% - 20% CPR over 12 months, 20% thereafter)
ARM Loans: 100% PPC (100% PPC: 4% - 35% CPR over 24 months, 35% thereafter)

Mortgage Loans:

As of the Cut-off Date, the aggregate principal balance of the mortgage loans described herein was approximately $385,277,739 consisting of primarily first lien and second lien, fixed rate and hybrid adjustable rate, conforming and non-conforming mortgage loans (the "***Initial Mortgage Loans***"). The Initial Mortgage Loans and the Subsequent Mortgage Loans are referred to herein as the "***Mortgage Loans***". See attached collateral descriptions for more information.

The Mortgage Loans will be divided into the Group I Mortgage Loans and Group II Mortgage Loans.

As of the Cut-off Date, the "***Group I Initial Mortgage Loans***" consisted primarily of first lien and second lien, fixed rate and hybrid adjustable rate, conforming mortgage loans with an aggregate principal balance of approximately $222,969,769. Approximately 14.97% of the Group I Initial Mortgage Loans have fixed rates and approximately 85.03% of the Group I Initial Mortgage Loans have hybrid adjustable rates with an initial rate adjustment occurring approximately either two, three or five years following origination, and in each case following the initial fixed rate period adjust every six months thereafter.

As of the Cut-off Date, the "***Group II Initial Mortgage Loans***" consisted primarily of first lien and second lien, fixed rate and hybrid adjustable rate, non-conforming mortgage loans with an aggregate principal balance of approximately $162,307,970. Approximately 6.15% of the Group II Initial Mortgage Loans have fixed rates and approximately 93.85% of the Group II Initial Mortgage Loans have hybrid adjustable rates with an initial rate adjustment occurring approximately either two and three years following origination, and in each case following the initial fixed rate period adjust every six months thereafter.

On the Closing Date, up to [2.00]% of the aggregate principal balance of the Initial Mortgage Loans as of the Cut-off Date may be 30 or more days delinquent.

Pre-funding Amount:

On the Closing Date, the trust will deposit approximately $264,722,261 (the ***"Pre-funding Amount"***), which will consist of approximately $153,201,328 deposited into the ***"Group I Pre-funding Account"*** and approximately $111,520,933 deposited into the ***"Group II Pre-funding Account."*** The Group I Pre-funding Account and the Group II Pre-funding Account are referred to herein as the ***"Pre-funding Accounts."*** Funds on deposit in the Pre-funding Accounts will be used from time to time to acquire ***"Subsequent Mortgage Loans"*** during the Pre-funding Period. It is expected that the composition and characteristics of the Subsequent Mortgage Loans will be similar to those of the Initial Mortgage Loans in all material respects.

The "***Pre-funding Period"*** commences on the Closing Date and ends on the earlier of (i) the date on which the amount on deposit in the Pre-funding Accounts is reduced to zero and (ii) September 19, 2005.

To the extent that the Trust does not fully use the amounts on deposit in the Pre-funding Accounts to purchase Subsequent Mortgage Loans by September 19, 2005, the Trust will apply the remaining amounts as a prepayment of principal to the Offered Certificate on the Distribution Date in October 2005. It is not anticipated that a material amount of principal will be prepaid on the Offered Certificates from amounts in the Pre-funding Accounts.

Pass-Through Rate:

The "***Pass-Through Rate***" for the Offered Certificates will be equal to the lesser of (i) the related Formula Rate and (ii) the Net WAC Rate.

Formula Rate:

The "***Formula Rate***" for the Offered Certificates will be equal to the lesser of (i) the Base Rate for such Class and (ii) the Maximum Cap.

Base Rate:

The "***Base Rate***" for the Offered Certificates is One Month LIBOR plus the related margin.

Net WAC Rate:

The "***Net WAC Rate***" will be equal to the weighted average of the Adjusted Net Mortgage Rates of the Mortgage Loans, adjusted to an effective rate reflecting the accrual of interest on an actual /360 basis.

Maximum Cap:

The "***Maximum Cap***" on each Class of Certificates will be the weighted average of the Adjusted Net Maximum Mortgage Rates of the Mortgage Loans, adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis.

Adjusted Net Mortgage Rate:

The "***Adjusted Net Mortgage Rate***" for any Mortgage Loan will be equal to the mortgage rate for such Mortgage Loan less the sum of (i) the servicing fee rate and (ii) the trustee fee rate.

Adjusted Net Maximum Mortgage Rate:

The "***Adjusted Net Maximum Mortgage Rate***" for any Mortgage Loan will be equal to the maximum mortgage rate for such Mortgage Loan (or the mortgage rate for such Mortgage Loan, if such Mortgage Loan has a fixed rate) less the sum of (i) the servicing fee rate and (ii) the trustee fee rate.

Net WAC Rate Carryover Amount:

The "***Net WAC Rate Carryover Amount***" for any class of Offered Certificates and any Distribution Date is equal to the sum of (i) the excess of (a) the amount of interest that would have accrued on such Class based on the related Formula Rate over (b) the amount of interest accrued on such Class based on the Net WAC Rate and (ii) the unpaid portion of any Net WAC Rate Carryover Amount from the prior Distribution Date together with accrued interest on such unpaid portion at the related Formula Rate. Any Net WAC Rate Carryover Amount will be paid on such Distribution Date or future Distribution Dates to the extent of funds available.

Yield Maintenance Agreement:

On the Closing Date, the Trust will enter into the "***Yield Maintenance Agreement***" to make payments in respect of any Net WAC Rate Carryover Amounts on the Offered Certificates to the extent necessary on the Distribution Dates occurring from August 2005 to January 2008. On each such Distribution Date, the counterparty to the Yield Maintenance Agreement will be obligated to make a payment to the trust equal to the product of (a) the excess, if any, of (i) One Month LIBOR, subject to a maximum of 10.25% over (ii) the strike price for such Distribution Date specified on the Yield Maintenance Agreement Schedule herein, accrued during the related Interest Accrual Period for the Offered Certificates and (b) the notional balance for such Distribution Date specified on the Yield Maintenance Agreement Schedule herein and (c) the actual number of days in the related Interest Accrual Period divided by 360.

Credit Enhancement:

Consists of the following:
1) Excess Cashflow;
2) Overcollateralization Amount; and
3) Subordination

Excess Cashflow:

The ***"Excess Cashflow"*** for any Distribution Date will be equal to the available funds remaining after priorities 1) and 2) under "Priority of Distributions."

Overcollateralization Amount:

The "***Overcollateralization Amount***" is equal to the excess of the sum of (i) the aggregate principal balance of the Initial Mortgage Loans and (ii) any outstanding Pre-funding Amounts, over the aggregate certificate principal balance of the Offered Certificates and the Class P Certificates. On the Closing Date, the Overcollateralization Amount will be equal to approximately 0.50% of the sum of (i) the aggregate principal balance of the Initial Mortgage Loans as of the Cut-off Date and (ii) the Pre-funding Amounts on the Closing Date. To the extent the Overcollateralization Amount is reduced below the Required Overcollateralization Target, Excess Cashflow will be directed to build the Overcollateralization Amount until the Required Overcollateralization Target is reached.

Required Overcollateralization Target:

On any Distribution Date, the "***Required Overcollateralization Target***" is equal to 0.50% of the sum of (i) the aggregate principal balance of the Initial Mortgage Loans as of the Cut-off Date, and (ii) the Pre-funding Amounts on the Closing Date (the "***OC Floor***").

Stepdown Date:

The earlier to occur of
(i) the Distribution Date on which the aggregate certificate principal balance of the Senior Certificates has been reduced to zero and
(ii) the later to occur of
  (x) the Distribution Date occurring in July 2008 and
  (y) the first Distribution Date on which the Credit Enhancement Percentage with respect to the Senior Certificates is at least 48.70%.

Credit Enhancement Percentage:

The "***Credit Enhancement Percentage***" for a Distribution Date and any Certificate is equal to (i) the sum of (a) the aggregate certificate principal balance of the Certificates subordinate to such Certificate and (b) the Overcollateralization Amount divided by (ii) the aggregate principal balance of the Mortgage Loans.

	Initial Credit Enhancement Percentage	Credit Enhancement Percentage on or After Stepdown Date
Senior	24.35%	48.70%
M-1	20.35%	40.70%
M-2	16.80%	33.60%
M-3	14.60%	29.20%
M-4	12.50%	25.00%
M-5	10.80%	21.60%
M-6	9.10%	18.20%
M-7	7.45%	14.90%
M-8	6.35%	12.70%
M-9	5.00%	10.00%
M-10	4.15%	8.30%
M-11	2.90%	5.80%
B-1	1.70%	3.40%
B-2	0.50%	1.00%

Trigger Event:

A "***Trigger Event***" is in effect on any Distribution Date on or after the Stepdown Date, if either (i) the 60+ delinquency percentage exceeds [33.00]% of the current Credit Enhancement Percentage with respect to the Senior Certificates or (ii) cumulative realized losses as a percentage of the sum of (i) the aggregate principal balance of the Initial Mortgage Loans as of the Cut-off Date and (ii) the Pre-funding Amounts as of the Closing Date for the related Distribution Date are greater than:

Distribution Date	Percentage
July 2007 – June 2008	[2.00]% for the first month plus 1/12th of [2.25]% for each month thereafter
July 2008 – June 2009	[4.25]% for the first month plus 1/12th of [2.50]% for each month thereafter
July 2009 – June 2010	[6.75]% for the first month plus 1/12th of [1.75]% for each month thereafter
July 2010 – June 2011	[8.50]% for the first month plus 1/12th of [1.00]% for each month thereafter
July 2011 and thereafter	[9.50]%

Realized Losses:

If a Mortgage Loan becomes a liquidated loan, the net liquidation proceeds relating thereto may be less than the principal balance on such Mortgage Loan. The amount of such insufficiency is a "***Realized Loss***." Realized Losses on the Mortgage Loans will, in effect, be absorbed first, by the Excess Cashflow and second by the reduction of the Overcollateralization Amount. Following the reduction of any Overcollateralization Amount to zero, all allocable Realized Losses will be applied in reverse sequential order, first to the Class B-2 Certificates, second to the Class B-1 Certificates, third to the Class M-11 Certificates, fourth to the Class M-10 Certificates, fifth to the Class M-9 Certificates, sixth to the Class M-8 Certificates, seventh to the Class M-7 Certificates, eighth to the Class M-6 Certificates, ninth to the Class M-5 Certificates, tenth to the Class M-4 Certificates, eleventh to the Class M-3 Certificates, twelfth to the Class M-2 Certificates and thirteenth to the Class M-1 Certificates.

Priority of Distributions:

Available funds from the Mortgage Loans will be distributed as follows:

1) Interest funds as follows: first to pay servicing fees and trustee fees, second monthly interest plus any previously unpaid interest to the Senior Certificates, generally from the related loan group, third monthly interest to the Class M-1 Certificates, fourth monthly interest to the Class M-2 Certificates, fifth monthly interest to the Class M-3 Certificates, sixth monthly interest to the Class M-4 Certificates, seventh monthly interest to the Class M-5 Certificates, eighth monthly interest to the Class M-6 Certificates, ninth monthly interest to the Class M-7 Certificates, tenth monthly interest to the Class M-8 Certificates, eleventh monthly interest to the Class M-9 Certificates, twelfth monthly interest to the Class M-10 Certificates, thirteenth monthly interest to the Class M-11 Certificates, fourteenth monthly interest to the Class B-1 Certificates and fifteenth monthly interest to the Class B-2 Certificates. In certain limited circumstances described in the prospectus supplement, interest funds will be distributed to the Senior Certificates from the unrelated loan group, to the extent not received from the related loan group.
2) Principal funds, as follows: in each case as described under "Principal Paydown", first monthly principal to the Senior Certificates, generally from the related loan group, second monthly principal to the Class M-1 Certificates, third monthly principal to the Class M-2 Certificates, fourth monthly principal to the Class M-3 Certificates, fifth monthly principal to the Class M-4 Certificates, sixth monthly principal to the Class M-5 Certificates, seventh monthly principal to the Class M-6 Certificates, eighth monthly principal to the Class M-7 Certificates, ninth monthly principal to the Class M-8 Certificates, tenth monthly principal to the Class M-9 Certificates, eleventh monthly principal to the Class M-10 Certificates, twelfth monthly principal to the Class M-11 Certificates, thirteenth monthly principal to the Class B-1 Certificates and fourteenth monthly principal to the Class B-2 Certificates.

3) Excess Cashflow as follows: first, as principal to the Offered Certificates to build the Overcollateralization Amount in the order of priority described below, then, any previously unpaid interest to the Class M-1 Certificates, then any unpaid applied Realized Loss amount to the Class M-1 Certificates, then any previously unpaid interest to the Class M-2 Certificates, then any unpaid applied Realized Loss amount to the Class M-2 Certificates, then any previously unpaid interest to the Class M-3 Certificates, then any unpaid applied Realized Loss amount to the Class M-3 Certificates, then any previously unpaid interest to the Class M-4 Certificates, then any unpaid applied Realized Loss amount to the Class M-4 Certificates, then any previously unpaid interest to the Class M-5 Certificates, then any unpaid applied Realized Loss amount to the Class M-5 Certificates, then any previously unpaid interest to the Class M-6 Certificates, then any unpaid applied Realized Loss amount to the Class M-6 Certificates, then any previously unpaid interest to the Class M-7 Certificates, then any unpaid applied Realized Loss amount to the Class M-7 Certificates, then any previously unpaid interest to the Class M-8 Certificates, then any unpaid applied Realized Loss amount to the Class M-8 Certificates, then any previously unpaid interest to the Class M-9 Certificates, then any unpaid applied Realized Loss amount to the Class M-9 Certificates, then any previously unpaid interest to the Class M-10 Certificates, then any unpaid applied Realized Loss amount to the Class M-10 Certificates, then any previously unpaid interest to the Class M-11 Certificates, then any unpaid applied Realized Loss amount to the Class M-11 Certificates, then any previously unpaid interest to the Class B-1 Certificates, then any unpaid applied Realized Loss amount to the Class B-1 Certificates and then any previously unpaid interest to the Class B-2 Certificates, and then any unpaid applied Realized Loss amount to the Class B-2 Certificates.
4) Any proceeds from the Yield Maintenance Agreement will be distributed to pay any related Net WAC Rate Carryover Amount with respect to the Offered Certificates *pro rata* based on aggregate certificate principal balance.
5) To the extent available, any remaining Excess Cashflow to pay any Net WAC Rate Carryover Amount, first to the Senior Certificates, *pro rata,* then to the Class M-1 Certificates, then to the Class M-2 Certificates, then to the Class M-3 Certificates, then to the Class M-4 Certificates, then to the Class M-5 Certificates, then to the Class M-6 Certificates, then to the Class M-7 Certificates, then to the Class M-8 Certificates, then to the Class M-9 Certificates, then to the Class M-10 Certificates, then to the Class M-11 Certificates, then to the Class B-1 Certificates and lastly to the Class B-2 Certificates.
6) Any remaining Excess Cashflow to the holders of the non-offered classes of certificates as described in the pooling agreement.

Principal Paydown:

Principal allocated to the Group I Certificates will be distributed to the Class I-A1 Certificates, until their certificate principal balances are paid to zero.

Principal allocated to the Group II Certificates will be distributed sequentially to the Class II-A1, Class II-A2 and Class II-A3 Certificates, in that order, until the aggregate certificate principal balance thereof has been reduced to zero.

In certain limited circumstances described in the prospectus supplement, principal will be distributed to the Senior Certificates from the unrelated loan group, to the extent not received from the related loan group.

1) Prior to the Stepdown Date or if a Trigger Event is in effect, 100% of principal will be paid to the Senior Certificates, generally based on the principal collected in the related loan group, provided, however if the Senior Certificates have been retired, principal will be applied sequentially in the following order of priority, in each case until the respective certificates have been retired: first to the Class M-1 Certificates, second to the Class M-2 Certificates, third to the Class M-3 Certificates, fourth to the Class M-4 Certificates, fifth to the Class M-5 Certificates, sixth to the Class M-6 Certificates, seventh to the Class M-7 Certificates, eighth to the Class M-8 Certificates, ninth to the Class M-9 Certificates, tenth to the Class M-10 Certificates, eleventh to the Class M-11 Certificates, twelfth to the Class B-1 Certificates, and thirteenth to the Class B-2 Certificates.

2) On or after the Stepdown Date and if a Trigger Event is not in effect, the Offered Certificates will be entitled to receive payments of principal in the following order of priority: first to the Senior Certificates, generally based on the principal collected in the related loan group, such that the Senior Certificates will have at least 48.70% credit enhancement, second to the Class M-1 Certificates such that the Class M-1 Certificates will have at least 40.70% credit enhancement, third to the Class M-2 Certificates such that the Class M-2 Certificates will have at least 33.60% credit enhancement, fourth to the Class M-3 Certificates such that the Class M-3 Certificates will have at least 29.20% credit enhancement, fifth to the Class M-4 Certificates such that the Class M-4 Certificates will have at least 25.00% credit enhancement, sixth to the Class M-5 Certificates such that the Class M-5 Certificates will have at least 21.60% credit enhancement, seventh to the Class M-6 Certificates such that the Class M-6 Certificates will have at least 18.20% credit enhancement, eighth to the Class M-7 Certificates such that the Class M-7 Certificates will have at least 14.90% credit enhancement, ninth to the Class M-8 Certificates such that the Class M-8 Certificates will have at least 12.70% credit enhancement, tenth to the Class M-9 Certificates such that the Class M-9 Certificates will have at least 10.00% credit enhancement, eleventh to the Class M-10 Certificates such that the Class M-10 Certificates will have at least 8.30% credit enhancement, twelfth to the Class M-11 Certificates such that the Class M-11 Certificates will have at least 5.80% credit enhancement, thirteenth to the Class B-1 Certificates such that the Class B-1 Certificates will have at least 3.40% credit enhancement, and fourteenth to the Class B-2 Certificates such that the Class B-2 Certificates will have at least 1.00% credit enhancement (subject, in each case, to any overcollateralization floors).

Yield Maintenance Agreement Schedule

Period	Notional Amount ($)	Cap Strike (%)	Cap Ceiling (%)
1	N/A	N/A	N/A
2	644,740,549	7.059160	10.250000
3	641,261,562	7.058580	10.250000
4	637,009,711	7.293190	10.250000
5	631,988,841	7.057190	10.250000
6	626,205,570	7.291580	10.250000
7	619,669,318	7.055460	10.250000
8	612,392,313	7.054470	10.250000
9	604,389,593	7.809100	10.250000
10	595,678,984	7.052200	10.250000
11	586,281,352	7.285960	10.250000
12	576,279,707	7.049800	10.250000
13	565,703,876	7.283780	10.250000
14	554,578,767	7.048000	10.250000
15	542,977,076	7.047510	10.250000
16	530,925,789	7.282280	10.250000
17	518,453,738	7.047570	10.250000
18	505,591,475	7.283060	10.250000
19	492,371,136	7.049050	10.250000
20	478,826,290	7.050350	10.250000
21	464,991,779	7.807610	10.250000
22	450,903,551	7.054130	10.250000
23	436,598,479	7.344060	10.250000
24	422,130,658	8.269520	10.250000
25	407,921,175	8.545700	10.250000
26	393,937,717	9.159650	10.250000
27	380,461,699	9.159620	10.250000
28	367,449,322	9.464910	10.250000
29	354,884,481	9.186980	10.250000
30	342,752,192	10.201910	10.250000
31	331,046,640	9.871630	10.250000
32 and thereafter	0	0.000000	0.000000

Effective Net WAC Cap Schedule

Period	Effective Net WAC Cap Schedule (%) (1)	Period	Effective Net WAC Cap Schedule (%) (1)	Period	Effective Net WAC Cap Schedule (%) (1)
1	10.25	31	10.25	61	13.21
2	10.25	32	10.39	62	12.78
3	10.25	33	11.11	63	12.77
4	10.25	34	10.39	44	13.19
5	10.25	35	10.76	65	12.75
6	10.25	36	11.12	66	13.17
7	10.25	37	11.49	67	12.74
8	10.25	38	11.65	68	12.73
9	10.25	39	11.65	69	14.08
10	10.25	40	12.03	70	12.71
11	10.25	41	11.66	71	13.12
12	10.25	42	12.64	72	12.69
13	10.25	43	12.22	73	13.11
14	10.25	44	12.65	74	12.67
15	10.25	45	14.00	75	12.66
16	10.25	46	12.64	76	13.08
17	10.25	47	13.06	77	12.65
18	10.25	48	12.76	78	13.06
19	10.25	49	13.17	79	12.63
20	10.25	50	12.84		
21	10.25	51	12.83		
22	10.25	52	13.25		
23	10.25	53	12.81		
24	10.25	54	13.25		
25	10.25	55	12.81		
26	10.25	56	12.82		
27	10.25	57	14.18		
28	10.25	58	12.80		
29	10.25	59	13.22		
30	10.25	60	12.79		

(1) The Effective Net WAC Cap Schedule is calculated assuming that the current rate for all indices is 20.00% and is run at the pricing speed of 115% FRM PPC and 100% ARM PPC to the Clean-up Call Date (Actual/ 360 basis). Includes proceeds from the Yield Maintenance Agreement.

Excess Spread Calculation

Period	Assumed 1 Mo LIBOR (%)	Assumed 6 Mo LIBOR (%)	Excess Spread (%)	Call Eligible	Bond Balance Outstanding
1	3.17000	3.54000	0.50	No	Yes
2	3.36100	3.64500	3.38	No	Yes
3	3.55000	3.72000	3.18	No	Yes
4	3.58800	3.76700	3.27	No	Yes
5	3.67200	3.81300	3.05	No	Yes
6	3.74100	3.84600	3.11	No	Yes
7	3.79100	3.87000	2.92	No	Yes
8	3.80600	3.88900	2.90	No	Yes
9	3.82700	3.90800	3.30	No	Yes
10	3.86000	3.92700	2.84	No	Yes
11	3.86700	3.94400	2.97	No	Yes
12	3.88200	3.96300	2.80	No	Yes
13	3.90400	3.98300	2.92	No	Yes
14	3.91800	4.00300	2.75	No	Yes
15	3.93800	4.02600	2.73	No	Yes
16	3.96200	4.04500	2.84	No	Yes
17	3.97900	4.05600	2.67	No	Yes
18	3.99800	4.05900	2.79	No	Yes
19	4.02400	4.05900	2.61	No	Yes
20	4.05000	4.05800	2.57	No	Yes
21	4.05400	4.05400	3.02	No	Yes
22	4.02800	4.05300	2.58	No	Yes
23	3.99600	4.05900	2.81	No	Yes
24	3.99500	4.07200	3.85	No	Yes
25	4.01600	4.08800	3.97	No	Yes
26	4.03100	4.10300	4.71	No	Yes
27	4.04700	4.11700	4.68	No	Yes
28	4.06100	4.13000	4.81	No	Yes
29	4.07600	4.14200	4.63	No	Yes
30	4.08900	4.15400	5.06	No	Yes

(Continued on next page)

(1) The excess spread cited herein is calculated assuming all indices adjust to the rates specified in each respective forward curve and that the collateral is run at the pricing speed of 115% FRM PPC and 100% ARM PPC to the Clean-up Call Date (Actual/ 360 basis).

Excess Spread Calculation

Period	Assumed 1 Mo LIBOR (%)	Assumed 6 Mo LIBOR (%)	Excess Spread (%)	Call Eligible	Bond Balance Outstanding
31	4.10200	4.16400	4.88	No	Yes
32	4.11400	4.17300	5.09	No	Yes
33	4.12400	4.18100	5.38	No	Yes
34	4.13400	4.18900	5.04	No	Yes
35	4.14300	4.19600	5.17	No	Yes
36	4.15000	4.20300	5.04	No	Yes
37	4.15600	4.21000	5.18	No	Yes
38	4.16300	4.21800	5.11	No	Yes
39	4.16900	4.22600	5.12	No	Yes
40	4.17600	4.23400	5.28	No	Yes
41	4.18400	4.24400	5.12	No	Yes
42	4.19200	4.25400	5.31	No	Yes
43	4.20100	4.26500	5.15	No	Yes
44	4.21000	4.27600	5.17	No	Yes
45	4.22000	4.28900	5.65	No	Yes
46	4.23100	4.30200	5.16	No	Yes
47	4.24300	4.31500	5.31	No	Yes
48	4.25600	4.32700	5.17	No	Yes
49	4.27000	4.33900	5.32	No	Yes
50	4.28300	4.35000	5.18	No	Yes
51	4.29600	4.36000	5.16	No	Yes
52	4.30700	4.36800	5.32	No	Yes
53	4.31700	4.37400	5.15	No	Yes
54	4.32600	4.38000	5.33	No	Yes
55	4.33400	4.38300	5.16	No	Yes
56	4.34000	4.38600	5.17	No	Yes
57	4.34400	4.38800	5.66	No	Yes
58	4.34700	4.39100	5.18	No	Yes
59	4.34700	4.39500	5.34	No	Yes
60	4.34600	4.39900	5.20	No	Yes

(Continued on next page)

(1) The excess spread cited herein is calculated assuming all indices adjust to the rates specified in each respective forward and that the collateral is run at the pricing speed of 115% FRM PPC and 100% ARM PPC to the Clean-up Call Date (Actual/ 360 basis).

Excess Spread Calculation

Period	Assumed 1 Mo LIBOR (%)	Assumed 6 Mo LIBOR (%)	Excess Spread (%)	Call Eligible	Bond Balance Outstanding
61	4.34800	4.40500	5.36	No	Yes
62	4.35500	4.41200	5.21	No	Yes
63	4.36100	4.41800	5.20	No	Yes
64	4.36800	4.42500	5.37	No	Yes
65	4.37400	4.43200	5.20	No	Yes
66	4.38100	4.43900	5.38	No	Yes
67	4.38800	4.44600	5.22	No	Yes
68	4.39400	4.45400	5.23	No	Yes
69	4.40100	4.46100	5.72	No	Yes
70	4.40900	4.46900	5.23	No	Yes
71	4.41600	4.47700	5.40	No	Yes
72	4.42300	4.48500	5.26	No	Yes
73	4.43100	4.49300	5.42	No	Yes
74	4.43900	4.50200	5.27	No	Yes
75	4.44700	4.51000	5.27	No	Yes
76	4.45500	4.51900	5.44	No	Yes
77	4.46300	4.52900	5.28	No	Yes
78	4.47200	4.53800	5.47	No	Yes
79	4.48100	4.54800	5.31	Yes	No

(1) The excess spread cited herein is calculated assuming all indices adjust to the rates specified in each respective forward curve and that the collateral is run at the pricing speed of 115% FRM PPC and 100% ARM PPC to the Clean-up Call Date (Actual/ 360 basis).

Breakeven Losses

Class	**M1**	**M2**	**M3**	**M4**	**M-5**	**M-6**
Rating (M/S/D/F)	Aa1/AA+/ AA (high)/AA+	Aa2/AA+/ AA/AA	Aa3/AA/ AA(low)/AA	A1/AA/ A(high)/A+	A2/AA-/ A(high)/A	A3/A+/ A/A-
Loss Severity	30%	30%	30%	30%	30%	30%
Default	53.63 CDR	41.41 CDR	35.29 CDR	30.21 CDR	26.55 CDR	23.18 CDR
Collateral Loss	23.65%	20.99%	19.31%	17.69%	16.36%	15.01%
Loss Severity	40%	40%	40%	40%	40%	40%
Default	34.05 CDR	27.62 CDR	24.13 CDR	21.09 CDR	18.81 CDR	16.65 CDR
Collateral Loss	25.25%	22.35%	20.54%	18.79%	17.37%	15.92%
Loss Severity	50%	50%	50%	50%	50%	50%
Default	24.99 CDR	20.74 CDR	18.34 CDR	16.20 CDR	14.56 CDR	12.98 CDR
Collateral Loss	26.25%	23.22%	21.32%	19.50%	18.01%	16.50%

Class	**M-7**	**M-8**	**M-9**
Rating (M/S/D/F)	Baa1/A/ A(low)/BBB+	Baa2/A-/ BBB(high)/BBB+	Baa3/BBB+/ BBB/BBB
Loss Severity	30%	30%	30%
Default	20.13 CDR	18.21 CDR	15.9 CDR
Collateral Loss	13.65%	12.73%	11.54%
Loss Severity	40%	40%	40%
Default	14.63 CDR	13.33 CDR	11.73 CDR
Collateral Loss	14.46%	13.47%	12.19%
Loss Severity	50%	50%	50%
Default	11.48 CDR	10.51 CDR	9.30 CDR
Collateral Loss	14.98%	13.95%	12.62%

Assumptions:

1) Run at the Pricing Speed to Maturity
2) Forward LIBOR
3) Delinquency trigger is failing
4) 12 month liquidation lag
5) "Break" is the CDR that creates the first dollar of principal loss on the related bond
6) Defaults are in addition to prepayments

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Weighted Average Life Tables

Class II-A1 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	1.47	1.32	1.20	1.08	0.99
MDUR (yr)	1.41	1.26	1.15	1.04	0.96
First Prin Pay	July 2005	July 2005	July 2005	July 2005	July 2005
Last Prin Pay	November 2007	July 2007	May 2007	March 2007	January 2007

Class II-A1 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	1.47	1.32	1.20	1.08	0.99
MDUR (yr)	1.41	1.26	1.15	1.04	0.96
First Prin Pay	July 2005	July 2005	July 2005	July 2005	July 2005
Last Prin Pay	November 2007	July 2007	May 2007	March 2007	January 2007

Class II-A2 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	4.14	3.51	3.02	2.46	2.13
MDUR (yr)	3.76	3.23	2.81	2.32	2.02
First Prin Pay	November 2007	July 2007	May 2007	March 2007	January 2007
Last Prin Pay	June 2013	February 2012	February 2011	March 2010	March 2008

Class II-A2 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	4.14	3.51	3.02	2.46	2.13
MDUR (yr)	3.76	3.23	2.81	2.32	2.02
First Prin Pay	November 2007	July 2007	May 2007	March 2007	January 2007
Last Prin Pay	June 2013	February 2012	February 2011	March 2010	March 2008

Weighted Average Life Tables

Class II-A3 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	9.06	7.51	6.44	5.38	3.48
MDUR (yr)	7.60	6.47	5.65	4.81	3.20
First Prin Pay	June 2013	February 2012	February 2011	March 2010	March 2008
Last Prin Pay	September 2014	February 2013	January 2012	December 2010	February 2010

Class II-A3 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	11.22	9.34	7.94	6.63	4.32
MDUR (yr)	8.99	7.73	6.74	5.76	3.87
First Prin Pay	June 2013	February 2012	February 2011	March 2010	March 2008
Last Prin Pay	December 2023	October 2020	February 2019	December 2016	February 2015

Class M-1 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.35	5.31	4.71	4.44	4.65
MDUR (yr)	5.51	4.71	4.23	4.02	4.20
First Prin Pay	November 2008	July 2008	November 2008	March 2009	November 2009
Last Prin Pay	September 2014	February 2013	January 2012	December 2010	February 2010

Class M-1 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.95	5.85	5.15	4.82	5.24
MDUR (yr)	5.90	5.08	4.55	4.32	4.68
First Prin Pay	November 2008	July 2008	November 2008	March 2009	November 2009
Last Prin Pay	September 2021	April 2020	February 2018	April 2016	August 2014

Weighted Average Life Tables

Class M-2 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.35	5.31	4.68	4.28	4.29
MDUR (yr)	5.51	4.70	4.20	3.88	3.90
First Prin Pay	November 2008	July 2008	October 2008	January 2009	May 2009
Last Prin Pay	September 2014	February 2013	January 2012	December 2010	February 2010

Class M-2 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.94	5.83	5.11	4.64	4.60
MDUR (yr)	5.89	5.06	4.51	4.16	4.15
First Prin Pay	November 2008	July 2008	October 2008	January 2009	May 2009
Last Prin Pay	February 2021	June 2019	April 2017	July 2015	December 2013

Class M-3 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.35	5.31	4.66	4.20	4.06
MDUR (yr)	5.50	4.70	4.18	3.81	3.70
First Prin Pay	November 2008	July 2008	September 2008	November 2008	March 2009
Last Prin Pay	September 2014	February 2013	January 2012	December 2010	February 2010

Class M-3 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.93	5.82	5.07	4.56	4.35
MDUR (yr)	5.87	5.05	4.48	4.08	3.93
First Prin Pay	November 2008	July 2008	September 2008	November 2008	March 2009
Last Prin Pay	July 2020	November 2018	October 2016	January 2015	July 2013

Weighted Average Life Tables

Class M-4 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.35	5.31	4.65	4.15	3.94
MDUR (yr)	5.47	4.68	4.16	3.76	3.59
First Prin Pay	November 2008	July 2008	August 2008	October 2008	January 2009
Last Prin Pay	September 2014	February 2013	January 2012	December 2010	February 2010

Class M-4 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.92	5.80	5.06	4.50	4.23
MDUR (yr)	5.84	5.02	4.45	4.02	3.82
First Prin Pay	November 2008	July 2008	August 2008	October 2008	January 2009
Last Prin Pay	June 2020	June 2018	June 2016	October 2014	April 2013

Class M-5 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.35	5.31	4.64	4.12	3.86
MDUR (yr)	5.47	4.67	4.14	3.73	3.52
First Prin Pay	November 2008	July 2008	August 2008	October 2008	December 2008
Last Prin Pay	September 2014	February 2013	January 2012	December 2010	February 2010

Class M-5 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.92	5.79	5.02	4.45	4.14
MDUR (yr)	5.83	5.00	4.42	3.98	3.74
First Prin Pay	November 2008	July 2008	August 2008	October 2008	December 2008
Last Prin Pay	April 2020	December 2017	January 2016	May 2014	December 2012

Weighted Average Life Tables

Class M-6 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.35	5.31	4.64	4.10	3.80
MDUR (yr)	5.45	4.66	4.13	3.70	3.46
First Prin Pay	November 2008	July 2008	August 2008	September 2008	October 2008
Last Prin Pay	September 2014	February 2013	January 2012	December 2010	February 2010

Class M-6 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.89	5.76	5.00	4.41	4.07
MDUR (yr)	5.80	4.97	4.40	3.94	3.67
First Prin Pay	November 2008	July 2008	August 2008	September 2008	October 2008
Last Prin Pay	December 2019	July 2017	September 2015	January 2014	September 2012

Class M-7 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.35	5.31	4.64	4.09	3.76
MDUR (yr)	5.36	4.59	4.08	3.65	3.39
First Prin Pay	November 2008	July 2008	August 2008	August 2008	October 2008
Last Prin Pay	September 2014	February 2013	January 2012	December 2010	February 2010

Class M-7 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.86	5.73	4.98	4.38	4.00
MDUR (yr)	5.67	4.87	4.32	3.87	3.57
First Prin Pay	November 2008	July 2008	August 2008	August 2008	October 2008
Last Prin Pay	May 2019	December 2016	March 2015	September 2013	May 2012

Weighted Average Life Tables

Class M-8 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.35	5.31	4.62	4.06	3.72
MDUR (yr)	5.34	4.58	4.05	3.61	3.34
First Prin Pay	November 2008	July 2008	July 2008	August 2008	September 2008
Last Prin Pay	September 2014	February 2013	January 2012	December 2010	February 2010

Class M-8 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.81	5.70	4.93	4.33	3.94
MDUR (yr)	5.62	4.83	4.27	3.81	3.52
First Prin Pay	November 2008	July 2008	July 2008	August 2008	September 2008
Last Prin Pay	August 2018	May 2016	September 2014	April 2013	January 2012

Class M-9 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.35	5.31	4.62	4.06	3.70
MDUR (yr)	5.25	4.51	4.00	3.57	3.30
First Prin Pay	November 2008	July 2008	July 2008	August 2008	August 2008
Last Prin Pay	September 2014	February 2013	January 2012	December 2010	February 2010

Class M-9 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.76	5.65	4.89	4.29	3.90
MDUR (yr)	5.49	4.73	4.19	3.74	3.45
First Prin Pay	November 2008	July 2008	July 2008	August 2008	August 2008
Last Prin Pay	February 2018	December 2015	April 2014	November 2012	October 2011

Initial Mortgage Loans
As of the Statistical Calculation Date

			Minimum	**Maximum**
Scheduled Principal Balance	$385,277,739		$9,984	$780,003
Average Scheduled Principal Balance	$115,803			
Number of Mortgage Loans	3,327			
Weighted Average Gross Coupon	7.805%		5.375%	15.990%
Weighted Average FICO Score (of FICO scores available)	648		524	806
Weighted Average Combined Original LTV	86.57%		8.70%	100.00%
Weighted Average Original Term	336 months		180 months	360 months
Weighted Average Stated Remaining Term	334 months		176 months	360 months
Weighted Average Seasoning	1 month		0 months	5 months
Weighted Average Gross Margin	6.515%		4.375%	12.880%
Weighted Average Minimum Interest Rate	7.518%		5.375%	13.875%
Weighted Average Maximum Interest Rate	14.516%		9.525%	20.875%
Weighted Average Initial Rate Cap	2.519%		2.000%	3.000%
Weighted Average Subsequent Rate Cap	1.500%		1.500%	1.500%
Weighted Average Months to Roll	23 months		19 months	59 months
Maturity Date			Feb. 1, 2020	June 1, 2035
Maximum Zip Code Concentration	0.60%	85086		

Current Principal Balance ($)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 - 50,000.00	1,061	$32,511,730.33	8.44%	10.380%	226	96.06%	636
50,000.01 - 100,000.00	848	61,579,876.92	15.98	8.791	305	90.39	638
100,000.01 - 150,000.00	538	66,318,800.75	17.21	7.846	338	87.33	637
150,000.01 - 200,000.00	366	63,265,727.02	16.42	7.339	354	85.30	642
200,000.01 - 250,000.00	178	39,477,262.96	10.25	7.289	355	84.72	654
250,000.01 - 300,000.00	127	34,927,668.04	9.07	7.071	359	83.75	650
300,000.01 - 350,000.00	72	23,520,452.04	6.10	7.237	359	83.88	652
350,000.01 - 400,000.00	38	14,085,025.53	3.66	6.869	359	83.10	678
400,000.01 - 450,000.00	36	15,156,564.27	3.93	7.002	359	83.28	671
450,000.01 - 500,000.00	27	12,736,742.79	3.31	7.169	358	82.76	657
500,000.01 - 550,000.00	11	5,737,290.02	1.49	6.599	359	80.70	680
550,000.01 - 600,000.00	8	4,594,235.92	1.19	7.116	359	82.50	693
600,000.01 - 650,000.00	10	6,388,586.91	1.66	6.380	358	79.98	702
650,000.01 - 700,000.00	2	1,300,010.86	0.34	6.380	358	77.63	662
700,000.01 - 750,000.00	3	2,145,858.60	0.56	6.697	358	84.79	684
750,000.01 - 800,000.00	2	1,531,906.39	0.40	6.869	359	73.51	643
Total	**3,327**	**$385,277,739.35**	**100.00%**	**7.805%**	**334**	**86.57%**	**648**

Current Gross Rate (%)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
5.000 - 5.499	20	$5,726,925.53	1.49%	5.389%	358	78.97%	681
5.500 - 5.999	130	31,791,679.26	8.25	5.799	358	79.47	680
6.000 - 6.499	212	41,735,525.75	10.83	6.248	358	80.22	659
6.500 - 6.999	356	68,917,243.97	17.89	6.729	358	82.49	653
7.000 - 7.499	324	50,524,431.33	13.11	7.212	352	86.22	656
7.500 - 7.999	337	44,493,461.83	11.55	7.728	350	86.76	653
8.000 - 8.499	222	30,224,566.61	7.84	8.191	344	87.35	658
8.500 - 8.999	265	27,793,018.46	7.21	8.725	326	90.44	634
9.000 - 9.499	202	18,193,755.04	4.72	9.176	312	90.15	615
9.500 - 9.999	226	19,647,391.90	5.10	9.731	318	92.32	607
10.000 -10.499	332	18,852,817.79	4.89	10.161	262	96.88	613
10.500 -10.999	107	7,025,686.26	1.82	10.715	282	96.33	624
11.000 -11.499	284	9,963,320.48	2.59	11.172	206	98.64	615
11.500 -11.999	81	3,721,520.66	0.97	11.778	204	98.72	659
12.000 -12.499	49	1,698,793.74	0.44	12.314	178	99.64	651
12.500 -12.999	46	1,285,388.57	0.33	12.768	180	100.00	644
13.000 -13.499	34	1,057,963.34	0.27	13.192	180	100.00	637
13.500 -13.999	15	522,216.89	0.14	13.734	182	100.00	624
14.000 -14.499	58	1,406,075.51	0.36	14.215	179	100.00	620
14.500 -14.999	19	496,397.63	0.13	14.741	178	100.00	619
15.000 -15.499	1	32,895.79	0.01	15.380	179	100.00	624
15.500 -15.999	7	166,663.01	0.04	15.690	178	99.19	619
Total	**3,327**	**$385,277,739.35**	**100.00%**	**7.805%**	**334**	**86.57%**	**648**

FICO	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
500-524	1	$75,955.18	0.02%	8.630%	359	80.00%	524
525-549	77	7,955,352.12	2.06	9.306	358	77.77	535
550-574	117	14,153,668.98	3.67	8.860	359	83.05	561
575-599	261	33,772,861.67	8.77	8.901	359	90.58	585
600-624	886	77,401,652.49	20.09	8.037	329	85.56	611
625-649	687	69,626,773.20	18.07	7.722	330	86.72	634
650-674	587	75,318,560.33	19.55	7.503	332	86.69	661
675-699	316	46,344,570.83	12.03	7.320	333	87.16	687
700+	392	60,350,251.09	15.66	7.284	327	86.90	736
None	3	278,093.46	0.07	9.532	358	79.99	0
Total	**3,327**	**$385,277,739.35**	**100.00%**	**7.805%**	**334**	**86.57%**	**648**

Combined Original LTV (%)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01- 49.99	14	$1,371,373.70	0.36%	7.232%	353	45.60%	606
50.00- 54.99	5	679,344.55	0.18	6.969	358	53.00	586
55.00- 59.99	5	595,910.71	0.15	7.418	359	57.28	620
60.00- 64.99	14	1,938,738.78	0.50	6.821	359	62.19	611
65.00- 69.99	16	3,018,081.68	0.78	6.961	356	67.01	643
70.00- 74.99	42	7,981,983.22	2.07	7.141	358	72.83	625
75.00- 79.99	119	22,042,016.89	5.72	6.956	358	77.67	641
80.00	1,027	175,757,180.37	45.62	6.997	359	80.00	657
80.01- 84.99	34	4,958,217.46	1.29	7.706	357	83.59	598
85.00- 89.99	113	16,813,246.03	4.36	7.945	358	86.06	605
90.00- 94.99	222	27,538,281.23	7.15	8.310	353	90.63	618
95.00- 99.99	139	16,370,749.36	4.25	7.985	332	95.76	638
100.00	1,577	106,212,615.37	27.57	9.248	276	100.00	656
Total	**3,327**	**$385,277,739.35**	**100.00%**	**7.805%**	**334**	**86.57%**	**648**

Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
180	1,187	$51,972,516.37	13.49%	10.302%	178	99.61%	661
240	16	368,373.39	0.10	11.452	238	100.00	634
360	2,124	332,936,849.59	86.41	7.411	359	84.53	646
Total	**3,327**	**$385,277,739.35**	**100.00%**	**7.805%**	**334**	**86.57%**	**648**

Stated Remaining Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
121-180	1,187	$51,972,516.37	13.49%	10.302%	178	99.61%	661
181-240	16	368,373.39	0.10	11.452	238	100.00	634
301-360	2,124	332,936,849.59	86.41	7.411	359	84.53	646
Total	**3,327**	**$385,277,739.35**	**100.00%**	**7.805%**	**334**	**86.57%**	**648**

Debt Ratio (%)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 -20.00	112	$13,675,687.12	3.55%	7.581%	336	83.72%	644
20.01 -25.00	104	10,145,630.12	2.63	8.393	344	87.91	618
25.01 -30.00	187	17,680,180.35	4.59	8.036	338	88.73	647
30.01 -35.00	384	36,174,990.32	9.39	7.968	337	87.14	641
35.01 -40.00	522	55,513,641.63	14.41	7.881	334	86.16	649
40.01 -45.00	704	83,053,483.41	21.56	7.865	333	86.57	653
45.01 -50.00	780	97,974,331.50	25.43	7.918	335	86.50	645
50.01 -55.00	507	67,725,071.85	17.58	7.339	331	86.48	653
55.01 -60.00	21	2,413,434.67	0.63	7.329	319	85.78	649
60.01+	1	43,964.92	0.01	11.130	179	100.00	602
None	5	877,323.46	0.23	7.072	358	93.43	722
Total	**3,327**	**$385,277,739.35**	**100.00%**	**7.805%**	**334**	**86.57%**	**648**

FRM/ARM	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
ARM	2,384	$341,918,812.77	88.75%	7.520%	348	85.52%	647
Fixed Rate	943	43,358,926.58	11.25	10.051	227	94.90	652
Total	**3,327**	**$385,277,739.35**	**100.00%**	**7.805%**	**334**	**86.57%**	**648**

Product	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2/13 6 Mo LIBOR ARM	22	$943,918.76	0.24%	10.020%	179	99.18%	644
2/13 6 Mo LIBOR ARM BALLOON	335	19,589,912.75	5.08	9.227	179	99.74	669
2/28 6 Mo LIBOR ARM	1,961	309,929,180.05	80.44	7.418	359	84.63	646
2/28 6 Mo LIBOR ARM BALLOON	14	2,069,336.41	0.54	7.051	359	79.61	625
3/27 6 Mo LIBOR ARM	50	8,901,904.75	2.31	7.209	359	86.09	667
5/25 6 Mo LIBOR ARM	2	484,560.05	0.13	6.489	359	68.87	675
Fixed Rate	122	12,299,392.09	3.19	7.682	347	83.08	639
Fixed Rate Balloon	821	31,059,534.49	8.06	10.990	179	99.58	657
Total	**3,327**	**$385,277,739.35**	**100.00%**	**7.805%**	**334**	**86.57%**	**648**

Interest Only	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Interest Only	702	$167,812,438.73	43.56%	6.999%	355	83.51%	662
Not Interest Only	2,625	217,465,300.62	56.44	8.427	318	88.94	637
Total	**3,327**	**$385,277,739.35**	**100.00%**	**7.805%**	**334**	**86.57%**	**648**

Prepayment Penalty Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
NA	338	$41,587,677.76	10.79%	8.446%	325	87.81%	651
12	107	19,730,532.25	5.12	7.686	334	85.10	665
21	2	859,499.98	0.22	5.769	358	80.00	700
24	2,697	300,233,501.75	77.93	7.753	334	86.70	646
36	183	22,866,527.61	5.94	7.498	348	84.22	650
Total	**3,327**	**$385,277,739.35**	**100.00%**	**7.805%**	**334**	**86.57%**	**648**

Lien	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
First Lien	2,130	$333,299,868.37	86.51%	7.412%	358	84.53%	646
Second Lien	1,197	51,977,870.98	13.49	10.323	179	99.71	661
Total	**3,327**	**$385,277,739.35**	**100.00%**	**7.805%**	**334**	**86.57%**	**648**

Documentation Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Full Documentation	2,819	$318,414,147.48	82.65%	7.674%	335	86.60%	639
Stated Documentation	508	66,863,591.87	17.35	8.428	329	86.45	693
Total	**3,327**	**$385,277,739.35**	**100.00%**	**7.805%**	**334**	**86.57%**	**648**

Loan Purpose	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Cash Out Refinance	719	$106,699,274.42	27.69%	7.422%	346	84.31%	630
Purchase	2,567	272,426,825.14	70.71	7.961	329	87.52	655
Rate/Term Refinance	41	6,151,639.79	1.60	7.511	349	84.17	618
Total	**3,327**	**$385,277,739.35**	**100.00%**	**7.805%**	**334**	**86.57%**	**648**

Property Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2 Units	72	$7,779,213.86	2.02%	8.057%	337	85.81%	681
3 Units	115	21,081,351.93	5.47	8.518	321	85.19	682
4 Units	61	10,798,845.35	2.80	8.266	320	85.09	690
Condominium	165	18,539,136.71	4.81	7.458	330	86.31	669
PUD	494	76,749,681.88	19.92	7.536	334	86.53	652
Single Family	2,420	250,329,509.62	64.97	7.825	336	86.81	639
Total	**3,327**	**$385,277,739.35**	**100.00%**	**7.805%**	**334**	**86.57%**	**648**

Occupancy Status	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Non-owner	85	$7,853,650.87	2.04%	8.086%	359	84.29%	658
Primary	3,150	365,786,550.95	94.94	7.797	334	86.70	647
Second Home	92	11,637,537.53	3.02	7.869	321	84.15	682
Total	**3,327**	**$385,277,739.35**	**100.00%**	**7.805%**	**334**	**86.57%**	**648**

State	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Alabama	26	$1,431,627.55	0.37%	8.908%	331	87.30%	603
Arizona	302	40,239,665.92	10.44	7.529	336	86.63	651
Arkansas	15	945,959.52	0.25	8.524	342	87.42	610
California	402	87,738,094.08	22.77	7.126	328	83.44	672
Colorado	77	9,258,620.40	2.40	7.687	330	85.54	637
Connecticut	27	4,502,232.16	1.17	8.167	325	84.77	655
Delaware	3	345,201.49	0.09	8.888	358	85.32	567
District of Columbia	7	1,270,570.40	0.33	7.619	338	79.35	666
Florida	284	33,164,362.77	8.61	7.776	338	87.47	648
Georgia	97	10,647,192.36	2.76	8.552	335	89.64	638
Idaho	64	5,424,354.20	1.41	8.033	336	85.10	620
Illinois	85	7,478,392.80	1.94	8.048	330	86.09	633
Indiana	175	10,257,628.24	2.66	8.527	342	88.74	624
Iowa	34	2,156,194.96	0.56	8.762	342	87.90	614
Kansas	89	5,460,293.09	1.42	8.817	341	90.66	616
Kentucky	38	2,889,422.18	0.75	8.693	338	89.33	629
Louisiana	44	3,190,118.85	0.83	8.693	338	89.93	633
Maine	1	161,886.81	0.04	7.800	359	90.00	632
Maryland	64	10,194,677.15	2.65	7.532	337	85.13	639
Massachusetts	61	12,774,118.25	3.32	8.486	324	85.76	673
Michigan	99	8,580,543.78	2.23	8.553	345	90.43	632
Minnesota	19	2,510,212.40	0.65	8.244	348	89.63	616
Mississippi	21	1,326,484.93	0.34	9.353	345	89.24	595

Missouri	172	11,661,006.15	3.03	8.578	342	90.18	620
Montana	7	1,155,634.07	0.30	8.061	351	86.67	625
Nebraska	32	2,262,070.23	0.59	8.377	334	89.96	641
Nevada	73	12,027,467.39	3.12	7.564	335	86.33	661
New Hampshire	3	464,833.29	0.12	8.942	303	86.24	639
New Jersey	7	754,496.07	0.20	7.882	343	91.98	651
New Mexico	51	3,837,043.37	1.00	8.621	338	87.40	617
North Carolina	3	162,894.90	0.04	8.357	340	91.56	613
North Dakota	3	257,079.58	0.07	6.930	328	73.36	671
Ohio	127	9,705,162.12	2.52	8.413	339	89.72	629
Oklahoma	68	4,936,034.07	1.28	8.677	344	92.04	619
Oregon	197	23,187,034.13	6.02	7.407	334	86.98	649
Pennsylvania	111	7,648,809.16	1.99	8.480	342	88.86	617
Rhode Island	37	5,074,435.26	1.32	8.141	324	86.36	682
South Carolina	2	189,092.09	0.05	9.778	359	95.87	586
South Dakota	14	910,038.41	0.24	8.445	337	84.99	614
Tennessee	53	3,764,393.05	0.98	8.359	341	90.29	631
Texas	47	4,089,348.91	1.06	8.716	343	91.89	629
Utah	107	9,502,271.40	2.47	7.909	328	86.67	645
Vermont	1	76,603.57	0.02	8.500	359	70.00	594
Virginia	38	4,733,909.72	1.23	8.052	343	88.87	633
Washington	122	15,340,356.88	3.98	7.327	333	85.67	644
West Virginia	3	379,982.11	0.10	7.104	335	79.39	612
Wisconsin	14	1,027,138.37	0.27	8.671	335	84.47	629
Wyoming	1	182,750.76	0.05	9.880	359	85.00	557
Total	**3,327**	**$385,277,739.35**	**100.00%**	**7.805%**	**334**	**86.57%**	**648**

Gross Margin (%)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
4.000 - 4.499	20	$5,726,925.53	1.67%	5.389%	358	78.97%	681
4.500 - 4.999	131	31,973,298.39	9.35	5.800	358	79.58	680
5.000 - 5.499	206	40,658,607.36	11.89	6.248	358	80.17	659
5.500 - 5.999	337	65,612,625.60	19.19	6.725	359	82.66	653
6.000 - 6.499	298	47,222,819.81	13.81	7.210	352	86.54	657
6.500 - 6.999	322	42,876,633.15	12.54	7.736	351	86.81	655
7.000 - 7.499	191	27,976,627.83	8.18	8.201	354	86.58	653
7.500 - 7.999	215	24,323,481.44	7.11	8.719	336	90.08	628
8.000 - 8.499	188	17,553,700.28	5.13	9.207	314	89.90	613
8.500 - 8.999	169	17,088,223.72	5.00	9.762	339	91.49	597
9.000 - 9.499	215	14,019,452.62	4.10	10.169	286	96.02	601
9.500 - 9.999	57	4,723,087.56	1.38	10.651	325	95.08	593
10.000 -10.499	20	1,459,020.07	0.43	11.134	338	92.50	583
10.500 -10.999	10	509,443.04	0.15	11.500	358	91.77	574
11.500 -11.999	1	47,178.91	0.01	13.125	178	100.00	649
12.000+	4	147,687.46	0.04	13.372	179	100.00	634
Total	**2,384**	**$341,918,812.77**	**100.00%**	**7.520%**	**348**	**85.52%**	**647**

Minimum Interest Rate (%)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
5.000 - 5.499	20	$5,726,925.53	1.67%	5.389%	358	78.97%	681
5.500 - 5.999	145	34,923,298.94	10.21	5.817	358	79.58	679
6.000 - 6.499	198	39,282,676.64	11.49	6.276	358	80.67	659
6.500 - 6.999	349	66,681,790.00	19.50	6.742	359	82.77	652
7.000 - 7.499	282	44,942,734.59	13.14	7.224	352	86.29	657
7.500 - 7.999	336	45,244,524.32	13.23	7.751	351	86.84	655
8.000 - 8.499	175	24,910,763.69	7.29	8.216	353	86.54	652
8.500 - 8.999	229	26,305,794.97	7.69	8.738	338	90.06	630
9.000 - 9.499	170	15,601,023.16	4.56	9.202	312	89.73	610
9.500 - 9.999	174	17,938,805.27	5.25	9.747	341	91.69	594
10.000 -10.499	203	12,758,060.58	3.73	10.177	280	96.02	604
10.500 -10.999	65	5,230,100.06	1.53	10.690	318	95.45	598
11.000 -11.499	22	1,556,070.89	0.46	11.140	331	91.92	586
11.500 -11.999	11	621,377.76	0.18	11.568	326	93.25	595
13.000 -13.499	4	146,946.38	0.04	13.127	178	100.00	638
13.500 -13.999	1	47,919.99	0.01	13.880	179	100.00	637
Total	**2,384**	**$341,918,812.77**	**100.00%**	**7.520%**	**348**	**85.52%**	**647**

Maximum Interest Rate (%)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
9.500 - 9.999	1	$92,132.31	0.03%	7.530%	359	80.00%	729
11.000 -11.499	1	69,955.36	0.02	8.250	359	100.00	668
12.000 -12.499	20	5,726,925.53	1.67	5.389	358	78.97	681
12.500 -12.999	145	34,923,298.94	10.21	5.817	358	79.58	679
13.000 -13.499	198	39,282,676.64	11.49	6.276	358	80.67	659
13.500 -13.999	349	66,681,790.00	19.50	6.742	359	82.77	652
14.000 -14.499	282	44,942,734.59	13.14	7.224	352	86.29	657
14.500 -14.999	335	45,152,392.01	13.21	7.751	351	86.85	655
15.000 -15.499	175	24,867,897.38	7.27	8.218	353	86.52	652
15.500 -15.999	228	26,240,630.65	7.67	8.737	338	90.04	629
16.000 -16.499	170	15,601,023.16	4.56	9.202	312	89.73	610
16.500 -16.999	174	17,977,321.36	5.26	9.744	341	91.71	595
17.000 -17.499	202	12,730,971.53	3.72	10.177	280	96.01	604
17.500 -17.999	65	5,230,100.06	1.53	10.690	318	95.45	598
18.000 -18.499	22	1,556,070.89	0.46	11.140	331	91.92	586
18.500 -18.999	12	648,025.99	0.19	11.504	320	93.53	595
20.000 -20.499	4	146,946.38	0.04	13.127	178	100.00	638
20.500 -20.999	1	47,919.99	0.01	13.880	179	100.00	637
Total	**2,384**	**$341,918,812.77**	**100.00%**	**7.520%**	**348**	**85.52%**	**647**

Initial Periodic Rate Cap (%)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2.000	670	$164,498,755.36	48.11%	6.952%	358	83.19%	661
3.000	1,714	177,420,057.41	51.89	8.047	338	87.68	635
Total	**2,384**	**$341,918,812.77**	**100.00%**	**7.520%**	**348**	**85.52%**	**647**

Subsequent Periodic Rate Cap (%)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
1.500	2,384	$341,918,812.77	100.00%	7.520%	348	85.52%	647
Total	**2,384**	**$341,918,812.77**	**100.00%**	**7.520%**	**348**	**85.52%**	**647**

Next Rate Change Date	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
01/01/07	1	$124,679.39	0.04%	9.375%	355	100.00%	681
02/01/07	3	495,867.53	0.15	7.548	356	80.00	659
03/01/07	13	3,014,253.65	0.88	7.536	357	81.18	633
04/01/07	793	119,355,190.15	34.91	7.463	349	85.64	646
05/01/07	1,520	209,444,557.25	61.26	7.566	347	85.53	647
06/01/07	2	97,800.00	0.03	8.466	360	90.84	628
04/01/08	14	1,838,955.32	0.54	7.414	358	84.68	663
05/01/08	36	7,062,949.43	2.07	7.155	359	86.46	668
05/01/10	2	484,560.05	0.14	6.489	359	68.87	675
Total	**2,384**	**$341,918,812.77**	**100.00%**	**7.520%**	**348**	**85.52%**	**647**

Group I Initial Mortgage Loans
As of Statistical Calculation Date

		Minimum	Maximum
Scheduled Principal Balance	$222,969,769	$9,984	$535,500
Average Scheduled Principal Balance	$83,666		
Number of Mortgage Loans	2,665		
Weighted Average Gross Coupon	8.152%	5.375%	15.990%
Weighted Average FICO Score (of FICO scores available)	634	524	806
Weighted Average Combined Original LTV	87.33%	8.70%	100.00%
Weighted Average Original Term	330 months	180 months	360 months
Weighted Average Stated Remaining Term	329 months	176 months	360 months
Weighted Average Seasoning	1 month	0 months	5 months
Weighted Average Gross Margin	6.773%	4.375%	12.880%
Weighted Average Minimum Interest Rate	7.777%	5.375%	13.875%
Weighted Average Maximum Interest Rate	14.774%	9.525%	20.875%
Weighted Average Initial Rate Cap	2.664%	2.000%	3.000%
Weighted Average Subsequent Rate Cap	1.500%	1.500%	1.500%
Weighted Average Months to Roll	23 months	19 months	59 months
Maturity Date		Feb. 1, 2020	June 1, 2035
Maximum Zip Code Concentration	0.40%	95843	

Current Principal Balance ($)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 - 50,000.00	1,061	$32,511,730.33	14.58%	10.380%	226	96.06%	636
50,000.01 - 100,000.00	766	54,824,354.00	24.59	8.685	321	89.30	635
100,000.01 - 150,000.00	488	60,395,965.24	27.09	7.669	354	86.12	632
150,000.01 - 200,000.00	189	31,996,568.27	14.35	7.374	359	84.16	629
200,000.01 - 250,000.00	65	14,430,170.59	6.47	7.034	359	83.18	640
250,000.01 - 300,000.00	56	15,353,468.65	6.89	7.032	359	82.79	633
300,000.01 - 350,000.00	32	10,393,408.61	4.66	7.066	359	81.37	632
350,000.01 - 400,000.00	6	2,118,601.47	0.95	7.026	358	80.24	644
400,000.01 - 450,000.00	1	410,001.71	0.18	5.980	359	60.29	682
500,000.01 - 550,000.00	1	535,500.00	0.24	8.875	358	90.00	708
Total	**2,665**	**$222,969,768.87**	**100.00%**	**8.152%**	**329**	**87.33%**	**634**

Current Gross Rate (%)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
5.000 - 5.499	10	$2,381,968.70	1.07%	5.394%	358	78.85%	659
5.500 - 5.999	63	10,360,114.14	4.65	5.828	358	78.45	664
6.000 - 6.499	137	20,796,356.65	9.33	6.250	359	80.14	649
6.500 - 6.999	240	35,274,789.17	15.82	6.744	358	82.65	640
7.000 - 7.499	228	26,798,503.75	12.02	7.213	352	85.82	646
7.500 - 7.999	273	27,869,774.77	12.50	7.733	349	86.70	639
8.000 - 8.499	174	17,953,782.29	8.05	8.190	350	87.21	639
8.500 - 8.999	216	18,147,864.03	8.14	8.715	334	89.55	625
9.000 - 9.499	169	12,299,335.88	5.52	9.203	322	88.89	603
9.500 - 9.999	192	13,182,825.65	5.91	9.706	321	90.49	601
10.000 -10.499	296	14,398,410.42	6.46	10.157	267	96.12	610
10.500 -10.999	96	5,503,685.16	2.47	10.715	287	95.41	623
11.000 -11.499	273	8,765,808.94	3.93	11.172	204	99.10	614
11.500 -11.999	76	3,264,707.51	1.46	11.770	207	98.55	656
12.000 -12.499	46	1,389,077.01	0.62	12.331	178	99.96	654
12.500 -12.999	46	1,285,388.57	0.58	12.768	180	100.00	644
13.000 -13.499	32	878,025.69	0.39	13.232	181	100.00	637
13.500 -13.999	14	442,251.46	0.20	13.686	182	100.00	626
14.000 -14.499	57	1,281,142.65	0.57	14.224	179	100.00	617
14.500 -14.999	19	496,397.63	0.22	14.741	178	100.00	619
15.000 -15.499	1	32,895.79	0.01	15.380	179	100.00	624
15.500 -15.999	7	166,663.01	0.07	15.690	178	99.19	619
Total	**2,665**	**$222,969,768.87**	**100.00%**	**8.152%**	**329**	**87.33%**	**634**

FICO	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
500-524	1	$75,955.18	0.03%	8.630%	359	80.00%	524
525-549	76	7,699,352.12	3.45	9.345	358	77.70	535
550-574	107	11,830,063.14	5.31	8.798	359	82.77	561
575-599	225	24,629,805.44	11.05	8.810	359	88.74	585
600-624	786	55,568,234.21	24.92	8.283	323	86.22	611
625-649	571	42,861,126.43	19.22	8.005	322	87.77	635
650-674	453	40,272,881.64	18.06	7.737	326	88.66	661
675-699	215	20,002,101.47	8.97	7.656	321	88.59	686
700+	228	19,752,155.78	8.86	7.758	304	90.39	733
None	3	278,093.46	0.12	9.532	358	79.99	0
Total	**2,665**	**$222,969,768.87**	**100.00%**	**8.152%**	**329**	**87.33%**	**634**

Combined Original LTV (%)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01- 49.99	13	$1,211,373.69	0.54%	7.313%	352	45.14%	598
50.00- 54.99	5	679,344.55	0.30	6.969	358	53.00	586
55.00- 59.99	5	595,910.71	0.27	7.418	359	57.28	620
60.00- 64.99	13	1,766,891.90	0.79	6.846	359	62.08	615
65.00- 69.99	14	2,066,177.70	0.93	7.148	355	67.12	632
70.00- 74.99	35	5,062,699.53	2.27	7.484	358	72.32	601
75.00- 79.99	101	13,795,938.94	6.19	7.313	357	77.63	616
80.00	694	81,449,690.32	36.53	7.201	359	80.00	639
80.01- 84.99	30	3,816,957.46	1.71	7.949	356	83.68	599
85.00- 89.99	99	12,680,365.22	5.69	8.099	359	86.08	603
90.00- 94.99	194	21,118,133.20	9.47	8.334	355	90.54	617
95.00- 99.99	112	11,399,786.57	5.11	7.909	336	95.68	639
100.00	1,350	67,326,499.08	30.20	9.630	265	100.00	648
Total	**2,665**	**$222,969,768.87**	**100.00%**	**8.152%**	**329**	**87.33%**	**634**

Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
180	1,042	$36,818,944.81	16.51%	10.609%	179	99.63%	654
240	16	368,373.39	0.17	11.452	238	100.00	634
360	1,607	185,782,450.67	83.32	7.659	359	84.87	630
Total	**2,665**	**$222,969,768.87**	**100.00%**	**8.152%**	**329**	**87.33%**	**634**

Stated Remaining Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
121-180	1,042	$36,818,944.81	16.51%	10.609%	179	99.63%	654
181-240	16	368,373.39	0.17	11.452	238	100.00	634
301-360	1,607	185,782,450.67	83.32	7.659	359	84.87	630
Total	**2,665**	**$222,969,768.87**	**100.00%**	**8.152%**	**329**	**87.33%**	**634**

Debt Ratio (%)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 -20.00	91	$6,926,890.70	3.11%	7.918%	338	84.63%	636
20.01 -25.00	95	7,390,059.57	3.31	8.314	339	85.59	617
25.01 -30.00	165	12,391,155.93	5.56	8.189	335	86.94	631
30.01 -35.00	343	25,792,850.59	11.57	8.249	332	87.22	631
35.01 -40.00	436	36,380,631.69	16.32	8.205	330	86.85	636
40.01 -45.00	553	46,583,797.25	20.89	8.139	326	87.41	640
45.01 -50.00	603	55,854,373.86	25.05	8.201	331	87.23	628
50.01 -55.00	360	30,432,591.96	13.65	7.927	318	89.21	639
55.01 -60.00	15	1,003,129.94	0.45	8.199	277	92.33	643
60.01+	1	43,964.92	0.02	11.130	179	100.00	602
None	3	170,322.46	0.08	8.793	359	66.15	698
Total	**2,665**	**$222,969,768.87**	**100.00%**	**8.152%**	**329**	**87.33%**	**634**

FRM/ARM	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
ARM	1,804	$189,585,395.38	85.03%	7.779%	346	86.03%	632
Fixed Rate	861	33,384,373.49	14.97	10.273	228	94.70	644
Total	**2,665**	**$222,969,768.87**	**100.00%**	**8.152%**	**329**	**87.33%**	**634**

Product	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2/13 6 Mo LIBOR ARM	19	$676,275.23	0.30%	10.091%	179	100.00%	638
2/13 6 Mo LIBOR ARM BALLOON	263	12,267,033.10	5.50	9.325	179	99.82	669
2/28 6 Mo LIBOR ARM	1,471	169,204,362.78	75.89	7.685	359	85.13	629
2/28 6 Mo LIBOR ARM BALLOON	9	1,051,380.56	0.47	6.854	359	79.23	629
3/27 6 Mo LIBOR ARM	40	5,901,783.66	2.65	7.270	359	84.24	648
5/25 6 Mo LIBOR ARM	2	484,560.05	0.22	6.489	359	68.87	675
Fixed Rate	109	9,855,798.64	4.42	7.770	348	82.77	634
Fixed Rate Balloon	752	23,528,574.85	10.55	11.321	178	99.70	648
Total	**2,665**	**$222,969,768.87**	**100.00%**	**8.152%**	**329**	**87.33%**	**634**

Interest Only	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Interest Only	353	$64,472,202.72	28.92%	7.110%	357	83.19%	642
Not Interest Only	2,312	158,497,566.15	71.08	8.576	317	89.02	630
Total	**2,665**	**$222,969,768.87**	**100.00%**	**8.152%**	**329**	**87.33%**	**634**

Prepayment Penalty Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
NA	252	$20,269,501.30	9.09%	8.743%	311	88.87%	639
12	64	7,418,478.77	3.33	8.139	335	87.19	634
24	2,195	179,328,872.77	80.43	8.138	329	87.55	633
36	154	15,952,916.03	7.15	7.572	346	83.03	637
Total	**2,665**	**$222,969,768.87**	**100.00%**	**8.152%**	**329**	**87.33%**	**634**

Lien	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
First Lien	1,613	$186,145,469.45	83.48%	7.660%	358	84.87%	630
Second Lien	1,052	36,824,299.42	16.52	10.639	179	99.77	655
Total	**2,665**	**$222,969,768.87**	**100.00%**	**8.152%**	**329**	**87.33%**	**634**

Documentation Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Full Documentation	2,308	$194,044,027.54	87.03%	8.024%	332	87.10%	627
Stated Documentation	357	28,925,741.33	12.97	9.011	308	88.89	679
Total	**2,665**	**$222,969,768.87**	**100.00%**	**8.152%**	**329**	**87.33%**	**634**

Loan Purpose	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Cash Out Refinance	657	$89,060,149.76	39.94%	7.510%	349	83.72%	624
Purchase	1,970	128,743,900.33	57.74	8.616	313	89.92	642
Rate/Term Refinance	38	5,165,718.78	2.32	7.665	352	85.26	613
Total	**2,665**	**$222,969,768.87**	**100.00%**	**8.152%**	**329**	**87.33%**	**634**

Property Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2 Units	60	$4,760,723.44	2.14%	8.182%	333	85.33%	658
3 Units	60	5,323,711.96	2.39	9.877	242	94.44	682
4 Units	37	3,339,724.51	1.50	9.725	251	93.33	674
Condominium	132	10,752,582.23	4.82	7.869	318	87.76	657
PUD	328	34,530,184.30	15.49	7.830	325	86.32	640
Single Family	2,048	164,262,842.43	73.67	8.150	334	87.22	628
Total	**2,665**	**$222,969,768.87**	**100.00%**	**8.152%**	**329**	**87.33%**	**634**

Occupancy Status	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Non-owner	84	$7,493,649.37	3.36%	8.132%	359	84.02%	656
Primary	2,499	206,110,250.28	92.44	8.171	328	87.63	631
Second Home	82	9,365,869.22	4.20	7.750	326	83.55	685
Total	**2,665**	**$222,969,768.87**	**100.00%**	**8.152%**	**329**	**87.33%**	**634**

State	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Alabama	26	$1,431,627.55	0.64%	8.908%	331	87.30%	603
Arizona	234	22,562,991.08	10.12	7.772	328	86.93	643
Arkansas	15	945,959.52	0.42	8.524	342	87.42	610
California	168	24,611,167.56	11.04	7.501	315	83.47	647
Colorado	62	6,144,139.85	2.76	7.962	324	86.06	626
Connecticut	15	1,124,386.37	0.50	9.408	287	87.40	633
Delaware	3	345,201.49	0.15	8.888	358	85.32	567
District of Columbia	4	508,009.47	0.23	8.019	339	74.72	603
Florida	226	20,467,908.07	9.18	8.051	329	86.99	640
Georgia	76	6,304,840.28	2.83	8.452	330	88.31	639
Idaho	62	4,893,293.44	2.19	8.116	333	84.69	623
Illinois	72	4,482,724.94	2.01	8.793	316	89.67	630
Indiana	173	9,925,383.44	4.45	8.550	341	89.03	625
Iowa	33	1,940,402.75	0.87	8.667	341	87.67	617
Kansas	84	4,512,361.10	2.02	8.802	341	89.22	616
Kentucky	34	2,127,668.92	0.95	9.035	331	88.99	622
Louisiana	43	2,995,225.22	1.34	8.672	336	89.27	635
Maine	1	161,886.81	0.07	7.800	359	90.00	632
Maryland	47	6,046,030.54	2.71	7.794	337	85.92	626
Massachusetts	27	2,731,896.49	1.23	9.122	253	92.50	677
Michigan	92	7,005,855.75	3.14	8.577	344	90.75	634
Minnesota	15	1,611,845.46	0.72	8.052	342	86.32	614
Mississippi	21	1,326,484.93	0.59	9.353	345	89.24	595

Missouri	165	9,944,951.04	4.46	8.758	339	89.00	615
Montana	4	539,201.60	0.24	7.973	343	88.12	637
Nebraska	31	2,091,257.78	0.94	8.326	333	89.96	643
Nevada	45	5,103,784.55	2.29	7.986	318	86.22	666
New Hampshire	2	144,911.96	0.06	11.352	179	100.00	665
New Jersey	6	526,496.07	0.24	7.939	336	88.50	654
New Mexico	49	3,475,495.47	1.56	8.662	336	86.89	616
North Carolina	3	162,894.90	0.07	8.357	340	91.56	613
North Dakota	3	257,079.58	0.12	6.930	328	73.36	671
Ohio	121	8,243,562.17	3.70	8.435	338	88.75	622
Oklahoma	66	4,330,916.93	1.94	8.822	342	90.92	612
Oregon	157	15,334,142.92	6.88	7.484	327	86.15	644
Pennsylvania	107	7,003,101.85	3.14	8.552	343	89.61	618
Rhode Island	19	1,217,895.36	0.55	10.039	216	95.54	676
South Carolina	2	189,092.09	0.08	9.778	359	95.87	586
South Dakota	14	910,038.41	0.41	8.445	337	84.99	614
Tennessee	50	3,164,104.55	1.42	8.579	338	89.66	615
Texas	40	2,568,835.07	1.15	8.714	334	91.28	638
Utah	96	7,454,426.68	3.34	8.127	321	86.90	636
Vermont	1	76,603.57	0.03	8.500	359	70.00	594
Virginia	34	3,618,099.49	1.62	8.068	339	87.34	621
Washington	100	10,998,465.32	4.93	7.577	326	87.30	635
West Virginia	3	379,982.11	0.17	7.104	335	79.39	612
Wisconsin	14	1,027,138.37	0.46	8.671	335	84.47	629
Total	**2,665**	**$222,969,768.87**	**100.00%**	**8.152%**	**329**	**87.33%**	**634**

Gross Margin (%)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
4.000 - 4.499	10	$2,381,968.70	1.26%	5.394%	358	78.85%	659
4.500 - 4.999	63	10,360,114.14	5.46	5.828	358	78.45	664
5.000 - 5.499	133	20,080,810.75	10.59	6.248	359	80.22	648
5.500 - 5.999	228	33,475,843.17	17.66	6.743	359	83.00	640
6.000 - 6.499	206	24,095,524.92	12.71	7.210	351	86.23	646
6.500 - 6.999	261	26,507,346.08	13.98	7.748	349	86.88	641
7.000 - 7.499	150	16,513,954.03	8.71	8.193	356	86.87	634
7.500 - 7.999	177	16,055,151.63	8.47	8.708	340	89.36	620
8.000 - 8.499	156	11,953,845.27	6.31	9.229	325	88.73	600
8.500 - 8.999	145	11,844,492.27	6.25	9.757	337	89.88	594
9.000 - 9.499	189	10,621,417.39	5.60	10.172	293	94.99	598
9.500 - 9.999	52	3,815,500.19	2.01	10.654	327	93.91	592
10.000 -10.499	19	1,175,117.43	0.62	11.136	333	95.52	587
10.500 -10.999	10	509,443.04	0.27	11.500	358	91.77	574
11.500 -11.999	1	47,178.91	0.02	13.125	178	100.00	649
12.000+	4	147,687.46	0.08	13.372	179	100.00	634
Total	**1,804**	**$189,585,395.38**	**100.00%**	**7.779%**	**346**	**86.03%**	**632**

Minimum Interest Rate (%)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
5.000 - 5.499	10	$2,381,968.70	1.26%	5.394%	358	78.85%	659
5.500 - 5.999	72	12,147,433.50	6.41	5.853	358	78.56	664
6.000 - 6.499	128	18,788,560.31	9.91	6.278	359	80.49	646
6.500 - 6.999	239	35,111,428.65	18.52	6.762	359	83.35	641
7.000 - 7.499	193	22,328,019.53	11.78	7.235	351	85.86	645
7.500 - 7.999	271	27,826,419.68	14.68	7.762	349	86.95	643
8.000 - 8.499	139	14,784,749.82	7.80	8.218	355	86.66	631
8.500 - 8.999	189	16,946,926.62	8.94	8.726	341	89.60	620
9.000 - 9.499	141	11,034,728.15	5.82	9.224	325	88.53	600
9.500 - 9.999	146	11,942,907.14	6.30	9.721	340	89.66	590
10.000 -10.499	180	9,997,243.80	5.27	10.172	289	95.17	600
10.500 -10.999	59	4,206,597.10	2.22	10.695	322	94.34	596
11.000 -11.499	21	1,272,168.25	0.67	11.142	325	94.57	591
11.500 -11.999	11	621,377.76	0.33	11.568	326	93.25	595
13.000 -13.499	4	146,946.38	0.08	13.127	178	100.00	638
13.500 -13.999	1	47,919.99	0.03	13.880	179	100.00	637
Total	**1,804**	**$189,585,395.38**	**100.00%**	**7.779%**	**346**	**86.03%**	**632**

Maximum Interest Rate (%)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
9.500 - 9.999	1	$92,132.31	0.05%	7.530%	359	80.00%	729
11.000 -11.499	1	69,955.36	0.04	8.250	359	100.00	668
12.000 -12.499	10	2,381,968.70	1.26	5.394	358	78.85	659
12.500 -12.999	72	12,147,433.50	6.41	5.853	358	78.56	664
13.000 -13.499	128	18,788,560.31	9.91	6.278	359	80.49	646
13.500 -13.999	239	35,111,428.65	18.52	6.762	359	83.35	641
14.000 -14.499	193	22,328,019.53	11.78	7.235	351	85.86	645
14.500 -14.999	270	27,734,287.37	14.63	7.763	349	86.97	643
15.000 -15.499	139	14,741,883.51	7.78	8.222	355	86.63	631
15.500 -15.999	188	16,881,762.30	8.90	8.725	341	89.55	619
16.000 -16.499	141	11,034,728.15	5.82	9.224	325	88.53	600
16.500 -16.999	146	11,981,423.23	6.32	9.716	341	89.69	591
17.000 -17.499	179	9,970,154.75	5.26	10.172	290	95.16	600
17.500 -17.999	59	4,206,597.10	2.22	10.695	322	94.34	596
18.000 -18.499	21	1,272,168.25	0.67	11.142	325	94.57	591
18.500 -18.999	12	648,025.99	0.34	11.504	320	93.53	595
20.000 -20.499	4	146,946.38	0.08	13.127	178	100.00	638
20.500 -20.999	1	47,919.99	0.03	13.880	179	100.00	637
Total	**1,804**	**$189,585,395.38**	**100.00%**	**7.779%**	**346**	**86.03%**	**632**

Initial Periodic Rate Cap (%)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2.000	344	$63,685,061.35	33.59%	7.082%	358	83.00%	642
3.000	1,460	125,900,334.03	66.41	8.131	340	87.57	627
Total	**1,804**	**$189,585,395.38**	**100.00%**	**7.779%**	**346**	**86.03%**	**632**

Subsequent Periodic Rate Cap (%)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
1.500	1,804	$189,585,395.38	100.00%	7.779%	346	86.03%	632
Total	**1,804**	**$189,585,395.38**	**100.00%**	**7.779%**	**346**	**86.03%**	**632**

Next Rate Change Date	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
01/01/07	1	$124,679.39	0.07%	9.375%	355	100.00%	681
02/01/07	2	214,578.15	0.11	7.776	356	80.00	590
03/01/07	9	1,532,103.56	0.81	8.151	357	81.50	608
04/01/07	596	64,481,220.10	34.01	7.783	349	86.41	629
05/01/07	1,152	116,748,670.47	61.58	7.801	344	86.04	633
06/01/07	2	97,800.00	0.05	8.466	360	90.84	628
04/01/08	13	1,666,388.45	0.88	7.354	358	84.13	667
05/01/08	27	4,235,395.21	2.23	7.237	359	84.29	640
05/01/10	2	484,560.05	0.26	6.489	359	68.87	675
Total	**1,804**	**$189,585,395.38**	**100.00%**	**7.779%**	**346**	**86.03%**	**632**

Group II Initial Mortgage Loans
As of Statistical Calculation Date

		Minimum	Maximum
Scheduled Principal Balance	$162,307,970	$59,199	$780,003
Average Scheduled Principal Balance	$245,178		
Number of Mortgage Loans	662		
Weighted Average Gross Coupon	7.328%	5.375%	14.125%
Weighted Average FICO Score	667	537	803
Weighted Average Combined Original LTV	85.53%	49.08%	100.00%
Weighted Average Original Term	343 months	180 months	360 months
Weighted Average Stated Remaining Term	342 months	177 months	359 months
Weighted Average Seasoning	1 month	1 month	4 months
Weighted Average Gross Margin	6.194%	4.375%	10.130%
Weighted Average Minimum Interest Rate	7.196%	5.375%	11.125%
Weighted Average Maximum Interest Rate	14.196%	12.375%	18.125%
Weighted Average Initial Rate Cap	2.338%	2.000%	3.000%
Weighted Average Subsequent Rate Cap	1.500%	1.500%	1.500%
Weighted Average Months to Roll	23 months	20 months	35 months
Maturity Date		Mar. 1, 2020	May 1, 2035
Maximum Zip Code Concentration	1.11%	85086	

Current Principal Balance ($)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
50,000.01 - 100,000.00	82	$6,755,522.92	4.16%	9.656%	179	99.30%	667
100,000.01 - 150,000.00	50	5,922,835.51	3.65	9.648	178	99.69	684
150,000.01 - 200,000.00	177	31,269,158.75	19.27	7.303	350	86.46	655
200,000.01 - 250,000.00	113	25,047,092.37	15.43	7.436	352	85.61	661
250,000.01 - 300,000.00	71	19,574,199.39	12.06	7.101	359	84.50	664
300,000.01 - 350,000.00	40	13,127,043.43	8.09	7.373	359	85.86	667
350,000.01 - 400,000.00	32	11,966,424.06	7.37	6.842	359	83.60	684
400,000.01 - 450,000.00	35	14,746,562.56	9.09	7.030	359	83.92	671
450,000.01 - 500,000.00	27	12,736,742.79	7.85	7.169	358	82.76	657
500,000.01 - 550,000.00	10	5,201,790.02	3.20	6.364	359	79.74	677
550,000.01 - 600,000.00	8	4,594,235.92	2.83	7.116	359	82.50	693
600,000.01 - 650,000.00	10	6,388,586.91	3.94	6.380	358	79.98	702
650,000.01 - 700,000.00	2	1,300,010.86	0.80	6.380	358	77.63	662
700,000.01 - 750,000.00	3	2,145,858.60	1.32	6.697	358	84.79	684
750,000.01 - 800,000.00	2	1,531,906.39	0.94	6.869	359	73.51	643
Total	**662**	**$162,307,970.48**	**100.00%**	**7.328%**	**342**	**85.53%**	**667**

Current Gross Rate (%)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
5.000 - 5.499	10	$3,344,956.83	2.06%	5.385%	358	79.06%	696
5.500 - 5.999	67	21,431,565.12	13.20	5.785	358	79.96	688
6.000 - 6.499	75	20,939,169.10	12.90	6.246	358	80.29	669
6.500 - 6.999	116	33,642,454.80	20.73	6.714	359	82.34	666
7.000 - 7.499	96	23,725,927.58	14.62	7.210	353	86.66	668
7.500 - 7.999	64	16,623,687.06	10.24	7.720	352	86.86	676
8.000 - 8.499	48	12,270,784.32	7.56	8.194	336	87.55	687
8.500 - 8.999	49	9,645,154.43	5.94	8.744	311	92.11	652
9.000 - 9.499	33	5,894,419.16	3.63	9.121	292	92.77	642
9.500 - 9.999	34	6,464,566.25	3.98	9.781	312	96.06	617
10.000 -10.499	36	4,454,407.37	2.74	10.172	246	99.36	624
10.500 -10.999	11	1,522,001.10	0.94	10.714	262	99.68	629
11.000 -11.499	11	1,197,511.54	0.74	11.170	221	95.26	623
11.500 -11.999	5	456,813.15	0.28	11.836	178	100.00	677
12.000 -12.499	3	309,716.73	0.19	12.240	179	98.23	639
13.000 -13.499	2	179,937.65	0.11	13.000	178	100.00	636
13.500 -13.999	1	79,965.43	0.05	13.999	179	100.00	617
14.000 -14.499	1	124,932.86	0.08	14.125	177	100.00	647
Total	**662**	**$162,307,970.48**	**100.00%**	**7.328%**	**342**	**85.53%**	**667**

FICO	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
525-549	1	$256,000.00	0.16%	8.124%	358	80.00%	537
550-574	10	2,323,605.84	1.43	9.174	359	84.46	562
575-599	36	9,143,056.23	5.63	9.145	359	95.53	585
600-624	100	21,833,418.28	13.45	7.409	343	83.87	611
625-649	116	26,765,646.77	16.49	7.270	343	85.04	634
650-674	134	35,045,678.69	21.59	7.234	338	84.42	661
675-699	101	26,342,469.36	16.23	7.065	343	86.07	687
700+	164	40,598,095.31	25.01	7.054	339	85.21	737
Total	**662**	**$162,307,970.48**	**100.00%**	**7.328%**	**342**	**85.53%**	**667**

Combined Original LTV (%)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01- 49.99	1	$160,000.01	0.10%	6.625%	358	49.08%	661
60.00- 64.99	1	171,846.88	0.11	6.560	359	63.24	572
65.00- 69.99	2	951,903.98	0.59	6.556	359	66.76	669
70.00- 74.99	7	2,919,283.69	1.80	6.547	358	73.72	667
75.00- 79.99	18	8,246,077.95	5.08	6.359	359	77.74	683
80.00	333	94,307,490.05	58.10	6.821	359	80.00	673
80.01- 84.99	4	1,141,260.00	0.70	6.893	358	83.29	596
85.00- 89.99	14	4,132,880.81	2.55	7.471	356	85.97	611
90.00- 94.99	28	6,420,148.03	3.96	8.229	346	90.93	618
95.00- 99.99	27	4,970,962.79	3.06	8.158	324	95.94	636
100.00	227	38,886,116.29	23.96	8.589	295	100.00	671
Total	**662**	**$162,307,970.48**	**100.00%**	**7.328%**	**342**	**85.53%**	**667**

Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
180	145	$15,153,571.56	9.34%	9.555%	178	99.57%	678
360	517	147,154,398.92	90.66	7.098	359	84.09	666
Total	**662**	**$162,307,970.48**	**100.00%**	**7.328%**	**342**	**85.53%**	**667**

Stated Remaining Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
121-180	145	$15,153,571.56	9.34%	9.555%	178	99.57%	678
301-360	517	147,154,398.92	90.66	7.098	359	84.09	666
Total	**662**	**$162,307,970.48**	**100.00%**	**7.328%**	**342**	**85.53%**	**667**

Debt Ratio (%)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 -20.00	21	$6,748,796.42	4.16%	7.234%	334	82.78%	652
20.01 -25.00	9	2,755,570.55	1.70	8.608	359	94.15	621
25.01 -30.00	22	5,289,024.42	3.26	7.676	345	92.91	684
30.01 -35.00	41	10,382,139.73	6.40	7.273	350	86.93	665
35.01 -40.00	86	19,133,009.94	11.79	7.266	342	84.86	672
40.01 -45.00	151	36,469,686.16	22.47	7.515	342	85.49	670
45.01 -50.00	177	42,119,957.64	25.95	7.542	340	85.53	669
50.01 -55.00	147	37,292,479.89	22.98	6.859	341	84.24	664
55.01 -60.00	6	1,410,304.73	0.87	6.711	349	81.12	653
None	2	707,001.00	0.44	6.658	358	100.00	728
Total	**662**	**$162,307,970.48**	**100.00%**	**7.328%**	**342**	**85.53%**	**667**

FRM/ARM	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
ARM	580	$152,333,417.39	93.85%	7.198%	350	84.88%	667
Fixed Rate	82	9,974,553.09	6.15	9.310	222	95.55	678
Total	**662**	**$162,307,970.48**	**100.00%**	**7.328%**	**342**	**85.53%**	**667**

Product	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2/13 6 Mo LIBOR ARM	3	$267,643.53	0.16%	9.841%	179	97.11%	662
2/13 6 Mo LIBOR ARM BALLOON	72	7,322,879.65	4.51	9.063	179	99.60	671
2/28 6 Mo LIBOR ARM	490	140,724,817.27	86.70	7.098	359	84.02	666
2/28 6 Mo LIBOR ARM BALLOON	5	1,017,955.85	0.63	7.255	359	80.00	621
3/27 6 Mo LIBOR ARM	10	3,000,121.09	1.85	7.088	359	89.74	705
Fixed Rate	13	2,443,593.45	1.51	7.326	345	84.31	659
Fixed Rate Balloon	69	7,530,959.64	4.64	9.953	182	99.20	684
Total	**662**	**$162,307,970.48**	**100.00%**	**7.328%**	**342**	**85.53%**	**667**

Interest Only	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Interest Only	349	$103,340,236.01	63.67%	6.929%	354	83.71%	674
Not Interest Only	313	58,967,734.47	36.33	8.026	320	88.74	655
Total	**662**	**$162,307,970.48**	**100.00%**	**7.328%**	**342**	**85.53%**	**667**

Prepayment Penalty Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
NA	86	$21,318,176.46	13.13%	8.163%	339	86.80%	662
12	43	12,312,053.48	7.59	7.413	333	83.84	684
21	2	859,499.98	0.53	5.769	358	80.00	700
24	502	120,904,628.98	74.49	7.183	342	85.44	666
36	29	6,913,611.58	4.26	7.328	353	86.96	679
Total	**662**	**$162,307,970.48**	**100.00%**	**7.328%**	**342**	**85.53%**	**667**

Lien	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
First Lien	517	$147,154,398.92	90.66%	7.098%	359	84.09%	666
Second Lien	145	15,153,571.56	9.34	9.555	178	99.57	678
Total	**662**	**$162,307,970.48**	**100.00%**	**7.328%**	**342**	**85.53%**	**667**

Documentation Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Full Documentation	511	$124,370,119.94	76.63%	7.128%	341	85.82%	656
Stated Documentation	151	37,937,850.54	23.37	7.983	345	84.59	703
Total	**662**	**$162,307,970.48**	**100.00%**	**7.328%**	**342**	**85.53%**	**667**

Loan Purpose	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Cash Out Refinance	62	$17,639,124.66	10.87%	6.979%	327	87.29%	665
Purchase	597	143,682,924.81	88.52	7.375	344	85.37	668
Rate/Term Refinance	3	985,921.01	0.61	6.702	337	78.50	644
Total	**662**	**$162,307,970.48**	**100.00%**	**7.328%**	**342**	**85.53%**	**667**

Property Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2 Units	12	$3,018,490.42	1.86%	7.858%	343	86.56%	716
3 Units	55	15,757,639.97	9.71	8.060	347	82.07	682
4 Units	24	7,459,120.84	4.60	7.613	352	81.41	697
Condominium	33	7,786,554.48	4.80	6.890	345	84.29	685
PUD	166	42,219,497.58	26.01	7.296	341	86.70	663
Single Family	372	86,066,667.19	53.03	7.206	340	86.03	661

Total	**662**	**$162,307,970.48**	**100.00%**	**7.328%**	**342**	**85.53%**	**667**

Occupancy Status	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Non-owner	1	$360,001.50	0.22%	7.130%	359	90.00%	696
Primary	651	159,676,300.67	98.38	7.313	342	85.51	667
Second Home	10	2,271,668.31	1.40	8.364	299	86.60	673
Total	**662**	**$162,307,970.48**	**100.00%**	**7.328%**	**342**	**85.53%**	**667**

State	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Arizona	68	$17,676,674.84	10.89%	7.219%	345	86.26%	660
California	234	63,126,926.52	38.89	6.980	332	83.42	682
Colorado	15	3,114,480.55	1.92	7.145	341	84.52	659
Connecticut	12	3,377,845.79	2.08	7.754	337	83.89	662
District of Columbia	3	762,560.93	0.47	7.353	337	82.44	708
Florida	58	12,696,454.70	7.82	7.332	352	88.23	662
Georgia	21	4,342,352.08	2.68	8.697	342	91.57	638
Idaho	2	531,060.76	0.33	7.264	358	88.86	593
Illinois	13	2,995,667.86	1.85	6.934	352	80.75	637
Indiana	2	332,244.80	0.20	7.824	359	80.00	607
Iowa	1	215,792.21	0.13	9.625	358	90.00	593
Kansas	5	947,931.99	0.58	8.885	344	97.48	614
Kentucky	4	761,753.26	0.47	7.736	358	90.27	646
Louisiana	1	194,893.63	0.12	9.000	359	100.00	601
Maryland	17	4,148,646.61	2.56	7.151	337	83.97	657
Massachusetts	34	10,042,221.76	6.19	8.313	344	83.92	672
Michigan	7	1,574,688.03	0.97	8.449	349	89.02	623
Minnesota	4	898,366.94	0.55	8.587	359	95.56	622
Missouri	7	1,716,055.11	1.06	7.538	359	97.02	647
Montana	3	616,432.47	0.38	8.137	359	85.40	614
Nebraska	1	170,812.45	0.11	8.999	358	89.99	617
Nevada	28	6,923,682.84	4.27	7.253	347	86.41	657
New Hampshire	1	319,921.33	0.20	7.850	359	80.00	627
New Jersey	1	228,000.00	0.14	7.750	359	100.00	643
New Mexico	2	361,547.90	0.22	8.224	358	92.26	622
Ohio	6	1,461,599.95	0.90	8.289	343	95.20	669
Oklahoma	2	605,117.14	0.37	7.645	358	100.00	669
Oregon	40	7,852,891.21	4.84	7.255	349	88.59	659
Pennsylvania	4	645,707.31	0.40	7.702	336	80.71	605
Rhode Island	18	3,856,539.90	2.38	7.541	359	83.46	684
Tennessee	3	600,288.50	0.37	7.204	358	93.59	713
Texas	7	1,520,513.84	0.94	8.719	359	92.94	612
Utah	11	2,047,844.72	1.26	7.117	352	85.86	678
Virginia	4	1,115,810.23	0.69	7.999	359	93.82	669

Washington	22	4,341,891.56	2.68	6.696	351	81.55	667
Wyoming	1	182,750.76	0.11	9.880	359	85.00	557
Total	**662**	**$162,307,970.48**	**100.00%**	**7.328%**	**342**	**85.53%**	**667**

Gross Margin (%)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
4.000 - 4.499	10	$3,344,956.83	2.20%	5.385%	358	79.06%	696
4.500 - 4.999	68	21,613,184.25	14.19	5.787	358	80.12	688
5.000 - 5.499	73	20,577,796.61	13.51	6.247	358	80.12	669
5.500 - 5.999	109	32,136,782.43	21.10	6.707	359	82.31	666
6.000 - 6.499	92	23,127,294.89	15.18	7.209	353	86.87	668
6.500 - 6.999	61	16,369,287.07	10.75	7.716	354	86.71	676
7.000 - 7.499	41	11,462,673.80	7.52	8.212	352	86.17	680
7.500 - 7.999	38	8,268,329.81	5.43	8.740	326	91.49	645
8.000 - 8.499	32	5,599,855.01	3.68	9.161	291	92.39	641
8.500 - 8.999	24	5,243,731.45	3.44	9.772	344	95.14	603
9.000 - 9.499	26	3,398,035.23	2.23	10.159	267	99.25	610
9.500 - 9.999	5	907,587.37	0.60	10.640	320	100.00	598
10.000 -10.499	1	283,902.64	0.19	11.130	359	80.00	565
Total	**580**	**$152,333,417.39**	**100.00%**	**7.198%**	**350**	**84.88%**	**667**

Minimum Interest Rate (%)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
5.000 - 5.499	10	$3,344,956.83	2.20%	5.385%	358	79.06%	696
5.500 - 5.999	73	22,775,865.44	14.95	5.798	358	80.12	688
6.000 - 6.499	70	20,494,116.33	13.45	6.275	358	80.82	671
6.500 - 6.999	110	31,570,361.35	20.72	6.719	359	82.12	664
7.000 - 7.499	89	22,614,715.06	14.85	7.214	353	86.71	669
7.500 - 7.999	65	17,418,104.64	11.43	7.733	354	86.67	674
8.000 - 8.499	36	10,126,013.87	6.65	8.212	351	86.35	683
8.500 - 8.999	40	9,358,868.35	6.14	8.759	332	90.91	648
9.000 - 9.499	29	4,566,295.01	3.00	9.150	281	92.63	635
9.500 - 9.999	28	5,995,898.13	3.94	9.798	342	95.75	602
10.000 -10.499	23	2,760,816.78	1.81	10.196	246	99.08	616
10.500 -10.999	6	1,023,502.96	0.67	10.667	304	100.00	605
11.000 -11.499	1	283,902.64	0.19	11.130	359	80.00	565
Total	**580**	**$152,333,417.39**	**100.00%**	**7.198%**	**350**	**84.88%**	**667**

Maximum Interest Rate (%)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
12.000 -12.499	10	$3,344,956.83	2.20%	5.385%	358	79.06%	696
12.500 -12.999	73	22,775,865.44	14.95	5.798	358	80.12	688

13.000 -13.499	70	20,494,116.33	13.45	6.275	358	80.82	671
13.500 -13.999	110	31,570,361.35	20.72	6.719	359	82.12	664
14.000 -14.499	89	22,614,715.06	14.85	7.214	353	86.71	669
14.500 -14.999	65	17,418,104.64	11.43	7.733	354	86.67	674
15.000 -15.499	36	10,126,013.87	6.65	8.212	351	86.35	683
15.500 -15.999	40	9,358,868.35	6.14	8.759	332	90.91	648
16.000 -16.499	29	4,566,295.01	3.00	9.150	281	92.63	635
16.500 -16.999	28	5,995,898.13	3.94	9.798	342	95.75	602
17.000 -17.499	23	2,760,816.78	1.81	10.196	246	99.08	616
17.500 -17.999	6	1,023,502.96	0.67	10.667	304	100.00	605
18.000 -18.499	1	283,902.64	0.19	11.130	359	80.00	565
Total	**580**	**$152,333,417.39**	**100.00%**	**7.198%**	**350**	**84.88%**	**667**

Initial Periodic Rate Cap (%)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2.000	326	$100,813,694.01	66.18%	6.870%	358	83.31%	673
3.000	254	51,519,723.38	33.82	7.840	332	87.95	653
Total	**580**	**$152,333,417.39**	**100.00%**	**7.198%**	**350**	**84.88%**	**667**

Subsequent Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
1.500	580	$152,333,417.39	100.00%	7.198%	350	84.88%	667
Total	**580**	**$152,333,417.39**	**100.00%**	**7.198%**	**350**	**84.88%**	**667**

Next Rate Change Date	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
02/01/07	1	$281,289.38	0.18%	7.375%	356	80.00%	712
03/01/07	4	1,482,150.09	0.97	6.900	357	80.86	657
04/01/07	197	54,873,970.05	36.02	7.088	349	84.74	666
05/01/07	368	92,695,886.78	60.85	7.271	349	84.88	666
04/01/08	1	172,566.87	0.11	7.990	358	90.00	629
05/01/08	9	2,827,554.22	1.86	7.033	359	89.72	709
Total	**580**	**$152,333,417.39**	**100.00%**	**7.198%**	**350**	**84.88%**	**667**

Meritage Mortgage Loan Trust, 2005-2
Excess Spread Analysis

FRM PPC:	115%
ARM PPC:	100%
Enable Call:	Yes
LIBOR	Forward + 100bps

Period	1 Mo LIBOR	6 Mo LIBOR	Excess Spread
1	3.10000	3.52000	0.58
2	4.33400	4.64400	2.39
3	4.49700	4.73700	2.23
4	4.56800	4.80700	2.31
5	4.67800	4.87200	2.05
6	4.77300	4.92300	2.12
7	4.84800	4.96000	1.88
8	4.88300	4.98900	1.84
9	4.90900	5.01500	2.31
10	4.95300	5.04100	1.76
11	4.97700	5.06300	1.90
12	4.99200	5.08500	1.72
13	5.01900	5.10600	1.85
14	5.03900	5.12700	1.66
15	5.06000	5.14900	1.63
16	5.08600	5.17000	1.77
17	5.10200	5.18500	1.58
18	5.11800	5.18900	1.73
19	5.14200	5.18800	1.53
20	5.17100	5.18600	1.50
21	5.18400	5.18300	2.00
22	5.17300	5.18000	1.49
23	5.12900	5.18200	1.74
24	5.11200	5.19500	2.71
25	5.13000	5.21300	2.87
26	5.15000	5.23100	3.57
27	5.16900	5.24700	3.53
28	5.18700	5.26100	3.69
29	5.20300	5.27400	3.50
30	5.21900	5.28600	4.32
31	5.23200	5.29500	4.09
32	5.24500	5.30200	4.57
33	5.25500	5.30700	4.94
34	5.26300	5.31200	4.52
35	5.26900	5.31500	4.70
36	5.27300	5.31800	4.70
37	5.27500	5.32100	4.88
38	5.27700	5.32500	4.91
39	5.27900	5.33000	4.92
40	5.28300	5.33600	5.12
41	5.28700	5.34400	4.93
42	5.29200	5.35300	5.16
43	5.29800	5.36300	4.96
44	5.30600	5.37500	4.98
45	5.31600	5.38700	5.57
46	5.32700	5.39900	4.97
47	5.34000	5.41100	5.15
48	5.35500	5.42200	4.98
49	5.36800	5.43200	5.17
50	5.37700	5.44100	4.99
51	5.38600	5.45000	4.98
52	5.39500	5.45900	5.17
53	5.40400	5.46700	4.97
54	5.41300	5.47600	5.19
55	5.42200	5.48400	4.98
56	5.43000	5.49300	4.99
57	5.43800	5.50100	5.58
58	5.44700	5.51100	4.98
59	5.45500	5.52000	5.18
60	5.46200	5.53000	5.00
61	5.47200	5.54100	5.19
62	5.48200	5.55100	5.01
63	5.49300	5.56200	5.00
64	5.50300	5.57200	5.20
65	5.51400	5.58200	4.99
66	5.52400	5.59200	5.21
67	5.53400	5.60200	5.01
68	5.54300	5.61100	5.03
69	5.55300	5.62100	5.62
70	5.56300	5.63000	5.02
71	5.57200	5.63900	5.22
72	5.58100	5.64700	5.04
73	5.59000	5.65600	5.24
74	5.59900	5.66400	5.06
75	5.60700	5.67200	5.06
76	5.61500	5.68000	5.25
77	5.62300	5.68700	5.06
78	5.63100	5.69500	5.28
79	5.63800	5.70200	5.08
80	5.64600	5.70800	0.00

z_mmlt0502_mkt2nds - Price/Yield - 2A1

Balance	$66,990,000.00	Delay	0
		Dated	6/22/2005
Settle	6/22/2005	First Payment	7/25/2005

Prepay	5 CPR	10 CPR	15 CPR	20 CPR	25 CPR	30 CPR
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)
WAL	2.55	1.32	0.89	0.68	0.54	0.46
Mod Durn 30360	2.38	1.26	0.86	0.66	0.53	0.44
Principal Window Begin	1	1	1	1	1	1
Principal Window End	63	32	21	16	12	10

z_mmlt0502_mkt2nds_wamco - Price/Yield - M7

Balance	$10,725,000.00	Delay	0
		Dated	6/22/2005
Settle	6/22/2005	First Payment	7/25/2005

WAL	4.20	9.42	9.66
Principal Writedown	0.00%	0.00%	0.59%
Total Collat Loss (Collat Maturity)	4.97%	12.20%	12.23%
tal Collat Liquidation (Collat Maturity)	12.37%	30.38%	30.45%
LIBOR	Forward	Forward	Forward
Prepay	100% WAMCO CPR's	100% WAMCO CPR's	100% WAMCO CPR's
Default	100% WAMCO CDR's	299% WAMCO CDR's	300% WAMCO CDR's
Loss Severity	40%	40%	40%
Servicer Advances	100%	100%	100%
Liquidation Lag	12	12	12
Delinq	0%	0%	0%
Optional Redemption	Call (N)	Call (N)	Call (N)

Meritage 2005-2 - Breakeven Analysis - M2
Fortis

Balance	$23,075,000.00	Delay	0
		Dated	6/22/2005
Settle	6/22/2005	First Payment	7/25/2005

M2	*Forward + 200bps*	*Forward + 200bps*	*Forward + 200bps*	*Forward + 300bps*	*Forward - 100bps*
Default	19.47 CDR	25.88 CDR	16.07 CDR	22.92 CDR	28.47 CDR
Principal Writedown	0.09%	0.03%	0.08%	0.05%	0.10%
Total Collat Loss (Collat Maturity)	19.16%	17.80%	21.07%	17.53%	19.21%
WAL	6.50	4.42	8.81	5.51	4.30
Mod Durn 30360	5.61	3.97	7.31	4.83	4.03
Prepay (ARMs)	40 CPR	55 CPR	30 CPR	55 CPR	55 CPR
Prepay (Fixed)	23 HEP	35 HEP	15 HEP	15 HEP	35 HEP
Loss Severity	60%	60%	60%	60%	60%
Servicer Advances	100%	100%	100%	100%	100%
Liquidation Lag	12	12	12	12	12
Triggers	FAIL	FAIL	FAIL	FAIL	FAIL
Optional Redemption	To Maturity	To Maturity	To Maturity	To Maturity	To Maturity
	Scenario 1	**Scenario 2**	**Scenario 3**	**Scenario 4**	**Scenario 5**